RICHARD I. ANSLOW & ASSOCIATES
                 4255 Route 9, Suite D
             Freehold, New Jersey 07728

July 26, 1999

Mr. William Friar
Senior Financial Analyst
United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W., Mail Stop 4-8
Washington, D.C.  20549

     RE:  ANDERSON COMPUTERS/TIDALWAVE CORP.
          FORM 10-SB
          FILED MAY 25, 1999
          FILE # 0-26187

Dear Mr. Friar:

On behalf of Anderson Computers/Tidalwave Corp. (the "Company"), we hereby file an edgarized copy of Amendment No. 1 of the above-referenced Form 10-SB. It is our understanding that the Post-Effective Amendment will undergo the standard review process and we look forward to your reply as to its status as soon as possible.
In response to your June 30, 1999 letter regarding the above referenced Form 10-SB, the following are the responses to the comments in such letter:

1. Your Form 10-SB should include all material business information with regard to your company. According to the press releases on your website, you have changed your trading symbol, you are acquiring Mortgage Depot Online, you have hired a vice president, and your current vice president and Director, Barbara Anderson, has resigned. Moreover, according to your accountant, there is substantial doubt whether your corporation will survive the next fiscal year.

All of this information, and any other material financial information, must be included in this Form 10.
The Company has revised its business plan in its entirety.
The Form 10-SB has been amended to reflect all of this information as well as all other material financial information.

2. Advise us of any familial or other relationships that exist between Mr. Kline and Eric and Barbara Anderson. Additionally advise us of the relationship between Mr. Kline and the Internet TV Connector Corp. Depending upon the nature of these relationships, we may have additional comments on your disclosure. Also, please advise us of Eric Anderson's current association with this company. We note that he was the original director and currently allows the company to use his property.

     Leon Kline and Eric and Barbara Anderson have a business relationship only and do not have any familial or any other relationship. Eric Anderson resigned as a director of the Company in May, 1998 and at this time his only relationship with the Company is that both Eric and Barbara Anderson own 1,000,000 shares of the Company and Eric Anderson has agreed to allow the Company to use part of his office space at no charge.

     The relationship between Leon Kline and Internet TV Connector Corp. was that Leon Kline was a founder and served as the President and a Director of Internet TV Connector Corp. from its inception through May, 1997. Internet TV Connector Corp. was created to build, distribute, promote license and sell a United States Patent which Leon Kline had created, applied for and such patent application is currently still pending. In May, 1997, Leon Kline resigned as President and Director of Internet TV Connector Corp. He intends to act as a consultant to such company if and when the patent is issued.

Item 1. Description of Business
-------------------------------

3. Include the information required by Item 101 of Regulation S-B of the Securities Act. Item 101 requires a description of your business that includes the information listed under (a) and (b) of this item. Information about mergers, consolidations, purchase and sale of assets, products and services and their markets, distribution methods for your products and services, status of publicly announced new products or services, licenses, franchises, concessions, royalty agreements, or labor contracts, including duration, and your total number of employees and full time employees, all need to be specifically disclosed. This includes information like your existing joint venture with Cyberlink.com and your newly signed franchise agreement with Amazon.com. This list is not exhaustive. You will need to disclose all information about material business transactions that you have conducted over the past three years.

     The Form 10-SB has been amended to include all information required under Item 101 (a) and (b) of Regulation S-B of the Securities Act.

The Company - page 1
--------------------

4. This paragraph and many statements throughout this Form 10-SB contain vague language from which a potential investor cannot ascertain what you do. For example, your second sentence states that you want to acquire "all" of the assets of "several" companies that "use the Internet as a vehicle for profit". This implies that you have specific companies in which you would like to invest, but are not disclosing the names. If you have specific intent toward specific companies that have specific Internet businesses, then disclose this information or else eliminate these statements from your disclosure as they are not helpful to a potential investor trying to assess your business.

     Item 1. Description of Business under "The Company" and "Business of the Company" in the Form 10-SB has been amended to provide specific information regarding the companies which the Company has targeted as potential investments and we have removed all vague language regarding the possible purchase of "unnamed" companies.

Business of the Company - Present Business - page 1
---------------------------------------------------

5. State specifically what you mean by "providing technical, developmental, management, and business related services."

       Item 1. Description of Business under "The Company" and "Business of the Company" in the Form 10-SB has been amended to specify what the Company means by technical, developmental, management and business related services.
Specifically, such paragraph states that the Company provides technical support and training of computers and software, developmental help to individual customers as small businesses in designing and configuring computers and computer systems.

6. State specifically what it means to be a "state of the art" technology.

       Item 1. Description of Business under "The Company" and "Business of the Company" in the Form 10-SB has been amended to indicate the meaning of "state of the art" technology. Specifically, the company's Computers are state of the art because only the most up to date computer parts are used to ensure each computer is Y2K compliant.

7. State specifically what kinds of technical and support services you have been supplying and to whom, what your area market is, what kinds of equipment you have been supplying and to whom, and what you mean by "in connection with all related forms".

       Item 1. Description of Business under "The Company" and "Business of the Company" in the Form 10-SB has been amended to reflect the kinds of technical and support services provided by the Company. Specifically, the Company provides Point of Sales systems for small businesses, sets up management software as well as trouble shooting current and future hardware and software applications for small businesses in developing computer networks and software that will allow these small businesses to run efficiently.

8. Explain what you mean by language like "customized state of the art computers at low prices". Where appropriate, provide concrete comparison numbers so that a potential investor can see how your prices compare to in-store retail prices, discount wholesalers, and other Internet computers sales businesses.

       On Page 2 under Item 1. Description of Business under
"The Company" and "Business of the Company" in the Form 10-SB has been amended to provide concrete comparison numbers between the Company and other retail and discount wholesalers.

9. Begin a new paragraph when discussing Tidalwave's own line of computers.

       On Page 3, under Item 1. Description of Business, a new paragraph has been added which discusses Tidalwave's own line of computers.

10. Explain what you mean by "built to meet the needs of individuals, families, schools and businesses"

       On Page 2, under Item 1. Description of Business, the
Form 10-SB has been amended to explain what the Company means by this phrase. Specifically, Tidalwave computers are pre-assembled and pre-configured with software and are built to meet the needs of individuals requiring special needs such as voice recognition software and/or video conferencing and families needing learning software for children.

11. Explain what it means to be "priced to meet every one's budget."

       On Page 2, under Item 1. Description of Business, the
Form 10-SB has been amended to reflect how the Company's products are priced to meet every one's budget.
Specifically, the Company is able to offer competitive prices because of its low overhead.

12. Because you already state that your computers can run all IBM-compatible software, eliminate the phrase "including
Internet access and browser software."

     The Company has deleted this phrase from the amended
Form 10-SB.

13. Capitalize brand name items such as the Pentium processor or the Palm Pilot.

     All brand names have been capitalized in the amended
Form 10-SB.

14. Explain what you mean by the phrase "hottest brand name components."

       On Page 3, under Item 1. Description of Business, the
Company has provided an explanation of what it means by the "hottest brand name components" in the amended Form 10-SB.

15. Include more complete disclosure about your joint venture with Cyberlink.com.

       On Page 5, under Item 1. Description of Business, the amended Form10-SB provides a complete disclosure about the Company's joint venture with Cyberlink.com. Specifically, the joint venture allows the Company to offer through its corporate website internet services, telecommunication services, internet related products and internet access.

Future Business
----------------

16. Please revise the Description of Business section to explain in concrete terms what business that the company intends to engage in. Do not include information other than specific projects that have either been completed within the past three years or are currently underway. For example, if you are completing negotiations with new management, disclose these facts specifically. Disclose how you expect to build a business through acquisitions and consolidation when you may not have the financial resources to support such business operations.

       On Page 6, under "Future Business", this section has been revised to specifically explain what business the Company intends to engage in and any specific projects that have been or will be undertaken.

Competition
-----------

17. Disclose what you mean by "Internet related industry."

       The Company has deleted the phrase "Internet related industry".

18. Disclose the name of specific competitors in your market.

       On Page 9, under "Future Competition", the Form 10-SB has been amended to specifically state the Company's competitors in its market.

Gross revenues
--------------

19. Confirm to us whether the date disclosed here is accurate.

       The Form 10-SB has been amended to reflect that the sales decreased $36,834 from fiscal year ended March 31, 1998, not March 31, 1999.

Item 2. Management's Discussion and Analysis
--------------------------------------------

20. A one page analysis is insufficient disclosure to meet the requirements of Item 303 of Regulation S-B. Your discussion needs to include a comprehensive discussion of your results of operations over the past two years and your prospects for the future. For example, Item 303 required that you disclose any known trends, events, or uncertainties that are reasonably likely to have a material impact on your liquidity. Your accountant believes you are unlikely to survive as a going concern, a fact that warrants disclosure in this section and how you intend to overcome his concerns. You need to include a specific analysis explaining why sales for fiscal year 1998 decreased for 3% from 1997. You would need to disclose how much money you are spending for your public relations company and your management consultant. Note that the instruction for Item 303 required that you focus on material events known to management that would cause the information you are reporting to be an inaccurate predictor of future performance.

       The Management Discussion and Analysis contained on
Page 10 has been revised to include a comprehensive discussion of the results of operations for the past two years and the future. The revised Management Discussion and Analysis discloses the trends and events that may have a material impact on the Company liquidity as well as the accountant's going concern about the Company's survival and how the Company intends to overcome such concerns. In addition, the revised Management Discussion and Analysis includes all material information as required by Item 303.

21. Describe the nature and volume of the transactions that generated sales in each period presented, i.e. computer sales and how many sold.

       On Page 11, the Management Discussion and Analysis has been amended to reflect the nature and volume of the sales generated in each period. The decrease in revenues and increase in gross margins reflects the Company's focus away from low margin computer hardware and software products in 1997 and part of 1998 to selling higher marginal technical computer services in 1998 and 1999.

22. Describe pricing considerations that allows the company to realize a 29% gross profit margin (gross profit divided by gross revenue) in fiscal year 1999 verses 6% in fiscal year 1998.

       On Page 11, the Management Discussion and Analysis has been amended to show the considerations which allowed the Company to realize a greater profit in fiscal year 1999.
23. Describe what the consultants have done and proposed to do to assist the company. Indicate the time period over which the consultants were engaged to perform their services. If services will continue into fiscal year 2000, state the cost of these services.

       Roburt Dumas assisted the Company with finding investors, locating institutions to fund the Company in the future, research, finding Mortgage Depot Online Corporation and assisted in meetings with Mortgage Depot Online Corporation, assists in locating other possible acquisitions and/or joint venture targets that are either involved in the Internet, can be adapted to work on the Internet or are involved in the mortgage industry. In addition, he assisted in the Company's investor relations including receiving calls and mailings. Mr. Dumas also located the Company's accountant to undertake the audit. Mr. Dumas received 1,050,000 shares of common stock for his services and consulting fees for one year from his contract date. After that time, Mr. Dumas has agreed to assist the Company for no additional fees. During this period, Mr. Dumas will receive a percentage of any funds which he raises.

       Advantage Link and Wall Street Marketing Group, Inc. are marketing and promotion companies that handle the writing and distribution of the Company's press releases. Advantage Link was hired for such services from September 30, 1998 to March 31, 1999 and received 125,000 common shares as consideration for its services. Wall Street Marketing was hired April 1, 1999 for six months for 125,000 common shares. At the completion of this six month period, the Company may rehire Wall Street Marketing Group, Inc. for additional consideration.

24. Quantify the amount of proceeds from stock sales in each period covered by the financial statements and through a recent date. State how proceeds are or will be used. (A)

       The amended Management Discussion and Analysis on page 11 sets forth the proceeds from stock sales and how these proceeds are being, or will be, used.

Liquidity and Working Capital Deficiency
-----------------------------------------

25. Disclose specifically the name of the company that you entered into an agreement with to sell your computers.

       The Company entered into a joint venture agreement with Micro Doctor, Inc. to sell its computers.

26. Disclose specifically the name of the company that you have entered into an agreement with to expand your Internet presence.

       The Company entered into an agreement with Cyberlink.com, Corp. to expand its Internet presence.

27. Disclose whether you have any potential investors or acquisitions that you foresee will have a material impact on Tidalwave.

       The Company does have potential acquisitions which will have a material impact on the Company. As stated in the Business Plan Future Section and in the supplemental section of this letter, the Company has purchased 4.9 % of Citizens Title Services, Inc. and has signed a letter of intent to acquire an additional 20.1%. After the signing of a definitive purchase agreement, the Company's holding in Citizen's Title Services, Inc. will be 25%. In addition, the Company is in discussion with other online mortgage companies but no letters of intent have been executed at this time.

28. Disclose the basis for your projection of increased sales.

       The basis for the projection of increased sales are the Company's anticipated acquisitions and promotions set forth in the amended Form 10-SB.

Description of Property
-----------------------

29. We assume that the shareholder who owns the property is Eric Anderson, who appears to be the husband of Mrs. Anderson. Further, we understand that she recently resigned from her position with the company. Disclose here that Mr. Anderson is the owner, explain how the company uses his space and discuss how long the company can expect to use the space rent free.

       Page 14 of the amended Form 10-SB will disclose that Eric Anderson is the owner of the property that the Company uses as its main headquarters. The Company anticipates moving from this space within the next 30-90 days at which time it will move its headquarters to a leased space in Coral Springs, Florida.

Security Ownership of Certain Beneficial Owners and
Management
----------------------------------------------------

30. Advise us why you do not consider Mr. Kline the beneficial owner of the shares held by the Internet TV
Connector Corp. Please disclose who has voting and investment control of Internet TV Connector Corp.

       Internet TV Connector Corp. is a company that was formed for the purpose of creating, manufacturing and distributing a patent similar to MicroSoft's WebTV which was created by Mr. Leon Kline. Mr. Kline was the beneficial owner of less than five percent of outstanding shares held
by Internet TV Connector Corp.   Since Internet TV Connector
Corp. is a shareholder of the Company, all Internet TV Connector Corp. shareholders are entitled to 7,000 shares of Anderson for each 20,000 shares of Internet owned. Therefore, as reflected in the amended Form 10-SB, Mr. Kline recently received 409,148 shares of the Company. At this time, all Internet TV Connector Corp. shareholders have received their allotted amounts of the Company. The remaining 2,370,515 shares of the Company owned by Internet TV Connector Corp. are being held by Internet TV Connector Corp. to be used for the manufacturing, distribution, advertising and promotions, legal expenses, accounting, and working capital for employees if and when the patent is
approved.   At that time, Mr. Kline will be hired as a paid
consultant of Internet TV Connector Corp.

       Martin Ehrlich, President of Internet TV Connector
Corp. and Sol Kline, brother of Leon Kline have voting and investment control of Internet TV Connector Corp.
Item 5.  Directors, Executive Officer, Promoters and Control

Persons
------------------------------------------------------------

31. If Barbara Anderson is no longer a director or employee of the company, please advise why information pertaining to her is included in the filing.

       Barbara Anderson is no longer involved with the Company as an officer or director but her information was included in the Form 10-SB since she resigned effective June 1, 1999 and the Form 10-SB was filed on May 25, 1999. The Company has removed Ms. Anderson from the amended Form 10-SB.

32. In discussing Mr. Kline's business experiences over the past five years, remove all phrases that are non-functional. For example, it is not relevant to your disclosure that he has been "valuable" to the company, only that he has designed Tidalwave's personal computers, servers, and notebooks.

       Page 15 of the amended Form 10-SB has been revised so that Mr. Kline's business experience does not include any phrases which are non-functional.

33.    List Mr. Baker's position with Tidalwave and his age.
       Page 15 of the amended Form 10-SB lists Mr. Baker's position with the Company as Vice President and Secretary and he is 49 years old.

34. Disclose where Western State University School of Law is located.

       Western State University School of Law is located in
San Diego, California.

Item 7.  Certain Relationships and Related Transactions
-------------------------------------------------------

35. Explain to us why you have included the disclosure about your Regulation D offering, the Wall Street Marketing Group, Micro Doctor, Advantage Link and Cyberlink.com. Item 404 of Regulation S-B applies to transactions between your company and any director or officer of the company, any nominee for election as a director, any security holder that meets the terms of Item 403 of Regulation S-B, or any member of the immediate family of people who fall under the preceding qualifications that additionally falls under the terms outlined in Item 404(b). That relationship should be clearly explained in this section.

       The Form 10-SB has been amended to remove the disclosures regarding these transactions from this Section.

36. Explain to us why you have not included information about transactions with Eric Anderson or the Internet TV
Connector Corp. in this section.

       On Page 19 of the amended Form 10-SB we have included information about transactions with Internet TV Connector
Corp. and Eric Anderson.

Item 9.  Market for Common equity and Related Stockholder
Matters
----------------------------------------------------------

37. Replace the current trading symbol with the new trading symbol and include the high and low trading prices for the last two fiscal years as required by Item 201 of Regulation S-B or advise us why you have not done so.

       The trading symbol for the Company was changed to ACPTE by the NASD and as of July 2, 1999 the symbol was returned to ACPT on the Electronic Pink Sheets. The high trading price for the 2nd Quarter, 1999 was 1.072 and the low trading price was .156 which is reflected in Item 9 of the Form 10-SB.

Description of Securities - Authorized and Outstanding
Capital Stock
------------------------------------------------------

38. State, if true, that the outstanding shares of common stock have been validly issued. Additionally, include as an exhibit, a consent and opinion of counsel that the common stock was validly issued, fully paid and nonassessable.

       The outstanding shares of common stock have been validly issued and our attorney opinion letter has been added as an Exhibit to the Form 10-SB.

Item 14 - Changes and Disagreements With Accountants -
          Page 16
-------------------------------------------------------

39.    Indicate the date that the new accountant was
engaged.  See Item 304(a)(2) of Regulation   S-K(A).

       The new accountant was engaged on April 26, 1999.

40.    Revise the third sentence of the second paragraph of
Item 14 disclosures to state that the former accountant's report contained an explanatory paragraph addressing going concern issues.

       The third sentence of the second paragraph of Item 14 has been amended to state that the former accountant's report contained a going concern opinion.

41. In the last sentence of the second paragraph, indicate that there were no disagreements with the former accountant from the company's inception of the company through the date of dismissal.

       The last sentence of the second paragraph has been amended to indicate that there were no disagreements with the former accountant from inception through the date of dismissal.

42.    Provide the letter from the former accountant at
Exhibit 16.

       The letter from the former accountant has been added to Exhibit 16.

Report of the Independent Accountant
------------------------------------

43. Include an executed report of the independent accountant in the Form 10-SB. See item 302 of Regulation S-
T. (A)

       The Form 10-SB has been amended to include the executed report of the independent accountant.

44. Provide the report of the former accountant on the March 31, 1998 financial statements. (A)

       The Form 10-SB has been amended to include the report of the former accountant on the March 31, 1998 financial statements.

Note 5 - Related Party Transactions
-----------------------------------

45. Disclose when the notes receivable were issued and the period over which the officer's advances were made and the purpose for which the funds were used. See paragraph 2 of SFAS 7. (A)

       The financial statements have been amended to reflect that the notes receivable were issued on various dates between February 27, 1998 and May 13, 1998. The period over which the officer's advances were made were between July and August, 1996.

Stock Issued for Services
-------------------------

46. Disclose how stock issued to employees and others for services were valued. (A)

       Stock issued for services were for par value and/or for discount market value and the stock to others was issued at a discount market value.

Item 15.  Financial Statement and Exhibits
------------------------------------------

47. Please file as exhibits the company's material contracts.

       All of the Company's material contracts have been added as Exhibits to the Form 10-SB.
Since the filing of the Form 10-SB on May 25, 1999,the following has occurred:

                 The Company has sold additional restricted common shares from treasury to the following individuals and entities:

      5/7/99      Antonio Santos           4,000 shares at .25/share
      5/7/99      Hal Howard               2,000 shares at .25/share
      5/7/99      Charles Creighton        4,000 shares at .25/share
      5/7/99      James Miller             6,000 shares at .25/share
      5/7/99      Joann DelGuercio         2,000 shares at .25/share
     5/18/99      Kenneth L. Folsom        4,800 shares at .25/share
     5/19/99      Richard Franklin         4,000 shares at .25/share
     5/20/99      Arline H. Gales          6,000 shares at .25/share
     5/20/99      Charles N. Simmons       4,000 shares at .25/share
      6/1/99      Santos A Rivera        125,000 shares at .20/share

Pursuant to the issuance of these additional shares from treasury, the outstanding common shares are currently
21,872,198.

In June 1999, acquired 4.9% of Citizen's Title Services, Inc. and in July, 1999 it signed a letter of intent to acquire an additional 20.1% of Citizens Title. After the signing of the definitive purchase agreement, the Company's holding in Citizens Title Services, Inc. will be 25%. In addition, the Company plans to acquire a minimum of an additional 15% during the next 60 days increasing ownership to at least 40% by December, 1999. Citizen's Title Services, Inc. closed over $100 million in loans in 1998. To date, negotiations are still continuing with several mortgage and mortgage services companies to be part of the Company. The Company feels confident that it will sign a letter of intent with one of these companies within the next 60 days, which will soon be followed by a purchase
agreement.   With planned acquisitions through the issuance
of common stock and strategic alliances with other mortgage origination and mortgage service companies, the Company is optimistic that it will be profitable in the near future.

Very truly yours,
RICHARD I. ANSLOW & ASSOCIATES

By:/s/   Richard I. Anslow
------------------------------
         RICHARD I. ANSLOW
RIA/tp

                     UNITED STATES
            SECURITIES AND EXCHANGE COMMISSION
               Washington, D.C.  20549
                ------------------
                AMENDMENT NO. 1 TO
                    FORM 10-SB
                ------------------
          Pursuant to Section 12(b) or 12(g)
        of The Securities Exchange Act of 1934

           ANDERSON COMPUTERS/TIDALWAVE CORP.
  (Exact name of Registrant as Specified in its Charter)

          Florida                              65-0693777
(State or other jurisdiction of               (IRS Employer
 incorporation or organization)               Identification No.)

1831 N.E. 45th Street, Fort Lauderdale, Florida    33308
     (Address of Principal                       (Zip Code)
      Executive Offices)

                       (954) 255-6753
     (Registrant's telephone number, including area code)

Securities to be registered pursuant to Section 12(b) of the
Act:
None

Securities to be registered pursuant to Section 12(g) of the
Act:
          Common Stock, par value $.001 per share
(Title of Class)

               FORM 10-SB REPORT INDEX
Item No.                                           Page No.
--------                                           --------
Item 1.    Description of Business...................... 1
Item 2.    Management's Discussion and Analysis
           or Plan of Operation..........................4
Item 3.    Description of Property.......................5
Item 4.    Security Ownership of Certain Beneficial
           Owners and Management.........................6
Item 5.    Directors, Executive Officers, Promoters and
           Control Persons...............................7
Item 6.    Executive Compensation........................9
Item 7.    Certain Relationships and Related
           Transactions..................................10
Item 8.    Legal Proceedings.............................11
Item 9.    Market for Common Equity and Related
           Stockholder Matters...........................11
Item 10.   Recent Sales of Unregistered Securities.......12
Item 11.   Description of Securities.....................14
Item 12.   Indemnification of Directors and Officers.....15
Item 13.   Financial Statements..........................16
Item 14.   Changes In and Disagreements With Accountants
           on Accounting and Financial Disclosure........16
Item 15.   Financial Statements and Exhibits.............17
Item 1.    Description of Business

THE COMPANY

Anderson Computers/Tidalwave Corp., a publicly traded, Florida Corporation (Hereinafter the "Company") was incorporated on April 17, l996. It was initially organized for the purpose targeting profitable companies that could
eventually be acquired.   The Company would acquire all or
part of the outstanding and issued stock or assets, of the targeted companies. This would happen following extensive due diligence by the Company, and the signing of a purchase agreement by both parties, which have products or services that primarily use or could use the Internet as a vehicle for profit. The Company's strategy is based on the fact that the Internet marketplace is growing at a rapid pace and the timing is right to purchase companies that are currently engaged in the business of manufacturing and marketing services over the Internet or products or product or services that can eventually be marketed over the Internet.

BUSINESS OF THE COMPANY

Past and Present Business

The Company has been involved with the business of providing technical support and training of computers and software, developmental help to individual customers as well as small business in designing and configuring computers and computer systems. This includes home systems consisting of computer. monitor, printer and software as well as POS (Point of Sales) systems for small businesses, setting up management software as well as trouble shooting current and future hardware and software applications for small businesses in developing computer networks and software that will allow
these small businesses to run more efficiently.   The
Company also proves other business related services and products such as POS software, cash drawers, receipt printers for small businesses for which combine state of the art techniques related to design, development, marketing and implementing computer equipment and/or related products and/or services.

The Company has been in the business of supplying and furnishing: (1) the services of technical and specialized personal to insure confidence to its customers and potential customer's; and (2) equipment, instruments, devices, appliances, and parts in connection with all related forms whether mechanical, electrical otherwise including products under development.

The Company is a reseller of customized state of the art computers at low prices on the Internet. The Company's computers are state of the art because only the most up to date computer parts are used to ensure each computer is Y2K compliant. The company introduced its own line of personal computers under the brand name "Tidalwave". Tidalwave computers are top quality, affordable, pre-assembled computers and pre-configured with software and are built to meet the needs of individuals requiring special needs such as voice recognition software and/or video conferencing, families needing learning software for children such as interactive encyclopedias or educational games, or software for home use such as spreadsheets, word processing, and financial applications. Some schools require internet access or educational software or network/LAN cards and businesses needing large hard drives and tape or CD back-up as well network/LAN cards and more advanced office software such as Microsoft Office or Windows NT.

Tidalwave PC's capitalize on the following technologies: inexpensive, top quality, Pentium Microprocessors, hottest brand name components such as the fastest up to date Intel Pentium Processors, largest capacity hard drives, and the fastest CD-ROM or CD-ROM/DVD drives and modems, PC centric operating systems such as Microsoft Windows 98 and NT, mini-tower and desk-top PCs, software and multimedia applications. There are three models of Tidalwave Computers which are priced to meet everyone's budget requirements, yet powerful enough to run all IBM compatible software applications on the market. The three models of Tidalwave Mini-Tower or Desk-top Computers offered are the Value line which start under $600, the Surf line which start under $800 and the Tsunami line which start at approximately $1,100. The Company is able to offer such competitive prices because of its low overhead. Tidalwave computers back in 1996 and 1997 were 10% to 20% lower in price then comparable brands such as Dell, Gateway, and Micron. In 1998 and 1999 prices of Computers have become extremely competitive. The Company's prices in these competitive times can be 1% to 5% less then our competitors. Sometimes the Company's computers are slightly more expensive then it's competitors but we have seen that our customers are willing to pay a
little more for personalized friendly service.   Others like
the availability to being able to design their own computer systems, and with the Company's willingness to order in special parts the other computer companies will not. Customers don't have to use the configurations offered in the Value, Surf, or Tsunami line they can just be used as examples. The Company feels that most second time computer buyers really customizes the computers they order with the type of equipment specifically want. The Company uses parts inside of each Tidalwave Computer from manufactures such as Intel, US Robotics, Microsoft, Western Digital, Seagate, Diamond, Matrox, ATI, and more, there are hundreds of manufactures to choose from. The Company has even had to special order parts for it's most high technology conscious customers looking for those "hot" products that they have read about in magazines but have not hit the shelves of the local computer stores yet.

Besides its line of Tidalwave computers the Company is involved in the sales of name brand mini-towers systems, notebook computers, surge protectors and power supplies, scanners, software, and other type of computer equipment from manufacturers such as AST, APC, Digital, Intuit, Microsoft, NEC, Toshiba, Tripp Lite and many more. In addition, the Company sells all major brands of monitors such as CTX, Hitachi, MAG Innovision, Mitsubishi, NEC,
Panasonic, Sony, Viewsonic and printers such as Cannon, Epson, Hewlett Packard, and Okidata, scanners from Hewlett
Packard, as well as 3Com Palm Pilots.

The Company, prior to its joint venture agreement with Micro Doctor, Inc. purchased all of it computers, computer parts such as CPU's, modems, video cards, motherboards, monitors, printers, memory, etc. from the computer distribution channel. This distribution channel is made up of computer distribution companies such as Ingram Micro, Tech Data, D&H, ICG, as well as others. The Company has also had their line of Tidalwave Computers manufactured by several different companies. The Company chooses to out source the Manufacturing of it's Tidalwave Computers for several reasons, the manufactures used have stronger buying power then the Company insuring lower costs, they also have more experience in building computers than the Company because they have been in the industry much longer. The Company will only buy from manufactures that have high quality control, as well as the availability of additional technical support if needed, as well as repair facilities. At this time the Company still purchases product from the distribution channel but only replacement parts for past Tidalwave Computers sold and only for small order by pervious customers.

In 1998 the company aggressively began looking for potential profitable companies to acquire and later did a few national press release initiating a nation wide acquisition program in which the Company was looking for candidates in the computer hardware manufacturing, distribution, and sales
industry.   The Company was communicating with many
potential candidates and in October 1998 signed its first letter of intent with Computer Outlet Center, Inc. a Nebraska based Computer Manufacturer/VAR (Value added Reseller). This acquisition was scheduled to close sometime in December 1998 or January 1999 but following an extensive due diligence period this acquisition never closed.

The Company became an associate of Amazon.com and affiliate
of Beyond.com in December of 1998.   After getting approval
from both Amazon.com and Beyond.com on its corporate web-site http://www.tidalwavepc.com.the term "associate" was given to the Company by Amazon.com, and the term "affiliate" was given to the Company by Beyond.com, The Company was to use these terms when making reference to Amzxon.com and the
Company and/or Beyond.com and the Company.   The Company was
given links from Amazon.com and Beyond.com to place on its corporate web-site http://www.tidalwavepc.com linking it to the Amazon.com corporate web-site http://www.amazon.com and the Beyond.com corporate web-site http://www.beyond.com. At this time the Company could start promoting the products of Amazon.com and Beyond.com on its web-site and in press releases. Periodically Amazon.com and Beyond.com make news as well as icons available for their affiliates and associates to use in order to promote products and services that they are offering. Amazon.com makes list available on it most popular books and Beyond.com make lists and advertisements available of popular software titles to place on the Company's corporate web-site.

During this first Quarter of 1999 the company determined through market research that the Computer hardware industry was not where the Company's focus needed to be as profits started to diminish and as the computer hardware industry became very price competitive. The Company wanted to decide during the next 6 months what it needed to do to move forward in the coming months to capture and establish a
strong place on the Internet.   The Company took a detailed
look into many different options and possible directions and knew the Internet should be a big factor in determining were it was to go. Before this could happen the Company felt it needed to find a place for its computer customers as well as a new manufacturer that could look over the Company's current Computer hardware sales business. This would give the Company Management the time to go out and seek potential acquisition candidates in an established filed that could use the Internet as vehicle into establishing a strong hold of business on the Internet for the next millennium.

In March of 1999 the Company signed a joint venture agreement, with Micro Doctor, Inc. This joint venture allowed the Company to link it's corporate web-site to Micro Doctor, Inc.'s corporate web-site http://www.microdoctor.com in order to allow the company's customers access to Micro Doctor, Inc.'s e-commerce technology. This technology allows customers to choose over the Internet from a large verity of different computer internal parts when placing an order for a custom made computer. These parts include CPU, motherboard, memory, video card, sound card, modem, hard drive, and more using state of the art software customers can custom build and order over the Internet their own customized computers on-line using Micro Doctor, Inc.'s interactive e-commerce technology. Micro Doctor, Inc. is another Internet based computer hardware reseller. Through this joint venture agreement with Micro Doctor, Inc. the Company is paid royalties based on sales of Tidalwave computers that Micro Doctor, Inc. sells. Micro Doctor, Inc. also is in charge of all manufacturing of the Tidalwave computers. These computers are built on as per order basis.

However the Company plans on making this part of its future business a small focus of the Company and will only remain in this market though it interactive e-commerce corporate web-site http://www.tidalwavepc.com with its joint venture with Micro Doctor, Inc.

In April of 1999 the Company signed a joint venture with the Virginia based Company, Cyblerlinkcom Corp. In this agreement the Company is able to offer through its corporate web-site http://www.tidalwavepc.com internet services, telecommunication services, internet related products, and internet access. Some of the products and services the company offers though this joint venture with Cyberlinkcom Corp. are web hosting, web design, web promotion, web evaluation, URL submission, 1+long distance phone service, calling cards, free e-mail, free web-sites, internet access, and products such as the i-phone.

At this time the Company decided the field that it wanted to develop over the internet in the coming months was the Mortgage and Mortgage services industry. In April of 1999 the Company started talking with several mortgage and mortgage services companies. In June 1999 the Company signed Letter of Intent with Mortgage Depot Online Corporation. This acquisition still has not been finalized by the signing of a definitive purchase agreement and the Company is continuing to do further due diligence.

The Company Signed Purchase Agreement with Citizen's Title Services, Inc. in June 1999. In this purchase agreement the Company acquired in a stock swap a 4.9% position in Citizen's Title Service, Inc. Citizen's Title Services, Inc is a fully automated title insurance agent with offices in Fort Lauderdale, Florida and Melbourne, Florida. Citizen's Title Services has a network infrastructure that allows for expansion of satellite title offices communicating over a frame relay circuit. This allows for seamless and smooth closings for mortgage loans throughout the state of Florida. Citizen's Title Services, Inc., did over $100 million dollars in loan closings in 1998. The Company feels Citizen's Title Services, Inc. is a key development for our entry in to the Internet mortgage and related services industry.

In July, 1999, the Company signed a letter of intent with Citizen's Title Services, Inc. to acquire an additional
20.1%. After the execution of a definitive purchase agreement, the Company's holding in Citizen's Title
Services, Inc. will be 25%.

Future Business

The Company believes that the Internet industry is prime for
consolidation.   This consolidation would be derived through
a series of mergers, acquisitions, and joint ventures of companies the can benefit each other by taking advantage of their exclusive markets, increasing market share and combining them to eliminate duplication of management, marketing, advertising and overall financial responsibilities.

The Company plans on quickly making the Computer and Internet Services part of its future business a smaller focus of the company. The Company plans on only remaining in this market though it interactive e-commerce corporate web-site http://www.tidalwavepc.com with its joint venture with Micro Doctor, Inc. and its joint venture with Cyberlinkcom, Corp. During the next 12 months as the Company plans on changing its main focus and start to aggressively start developing it's Mortgage and Mortgage
Service business over the Internet.   The Company may
eventually decide to sell off the Computer and Internet Services portion of it business by selling the right to it's joint venture agreements along with its corporate web-site http://www.tidalwavepc.com to another computer hardware company.

The Company plans on signing a definitive purchase agreement with Citizen's Title Services, Inc. on the letter of intent to acquire an additional 20.1% that was signed in July, 1999. The Company feels the definitive purchase agreement will be signed by September, 1999. The Company plans on acquiring a minimum of an additional 15% in Citizen's Title Services, Inc. increasing ownership to at least 40% by December, 1999.

Every successful mortgage origination requires that the loan be 'closed' by way of signing the note, mortgage and other related documents. To assure proper chain of title and perfection of liens, the closing service also performs a title search, exam, document preparation and other forms of lender-required insurance's, escrow services, and closing agent expertise. The completed 'loan package is returned to the lender, funds dispersed, escrows established and various fees and funds are collected to consummate the new agreement between the lender and borrower. Because the business sources for title are directly linked to mortgage loan origination, its growth and decline parallel that of the mortgage industry directly. Growth in this industry comes from increasing market share through brand name recognition among realtors and lenders, as well as, building various
business relationships with the same.   Currently Citizen's
Title Services, Inc. and Company have solicited a software firm in Miami to complete and expand its web pages and to implement its exclusive title/closing package software.
This cutting edge software will give the Company technology it needs to become a market leader.

At this time the Company is still in its due diligence period with Mortgage Depot Online Corporation and can not say at this time if this acquisition will make it to closing with the signing of a definitive purchase agreement. Currently the Letter of Intent signed with Mortgage Depot Online has expired. Once the Company knows for sure if this acquisition will or will not happen the Company will make a public announcement.

The Company is currently in negotiations with two mortgage companies and feels a letter of Intent with both of these companies will be signed during the next 30 to 90 days.
Both companies originate approximately 50 million dollars per year in mortgage loans.

Mortgage loan origination involves offering mortgage loans at specified rates and fees; processing and verifying loan applications,' reviewing borrower credit, appraised value and mortgage property title Collectively referred to as underwriting; and funding loans at closing. Mortgage loan origination produces revenue through loan application fees payable by the borrower when an application is made as well as through loan origination and other fees. After origination, depending on a particular mortgage banker's strategy, the mortgage banker will either retain the servicing rights with respect to the originated loans or sell such servicing rights. Mortgage bankers generally sell the underlying mortgages there by avoiding interest rate risk associated with long term fixed rate instruments. The making of a mortgage loan directly to a homeowner is genera1ly referred to as "retail origination," while the purchase of whole loans from mortgage brokers and other retail originators is referred to as "wholesale origination."

The Company feels though the acquisitions of Citizen's Title Services, Inc. as well as several Mortgages companies during the next 12 month that the Company will due at minimum of 200 million dollars in loan closings and mortgage originations per year. After the completion of the acquisition of a larger stake in Citizen's Title Service, Inc. as well as the partial or full acquisition of a mortgage company this new direction will the key focus of
the Company.   Within the next 60 days the Company plans on
changing its name and symbol to more reflect the Company's future direction.

Since the Company is acquiring established business its feels not more than $500,000 in new capital will be needed.
If additional capital is needed the Company feels it will have the ability to provide the companies they acquire with an capital if necessary through private placements. If additional capital is raised most it if will be used for promotions, software development, and lastly working capital.

Future Competition

Although the Company believes it will be able to establish and maintain a sizable market niche, competitors with greater financial and human resources than the Company can enter the Company's market with products and services
similar or identical to those of the Company.   The Company
plans to enter into the growing Internet mortgage and mortgage related industry in the coming months. The mortgage banking industry is highly competitive. Citizen's Title Services, Inc. as well as the mortgage companies the Company is in negotiations with, compete with other financial institutions, such as mortgage bankers, commercial banks, savings and loan associations, savings banks, credit unions, loan brokers and insurance companies in the production of mortgage loans. The Company will compete principally by offering loans with competitive features, by emphasizing the quality of its service and by pricing its range of products at competitive rates. Most of the Company's competitors such as E-Loan, QuickenMortgage, GetSmart, Mortgage.com, and HomeShark will have financial resources that are substantially greater than those of the Company, however through the planned acquisitions and strategic alliances, the company should be able to more than offset that difference.

Item 2.     Management's Discussion and Analysis or Plan of
           Operation

Past and Present Business

Initially, our Company was involved in designing and configuring customized computers and computer systems for individuals and small businesses. In addition we began selling computer hardware and software products such as monitors, printers and scanners. Our Company also provided computer and software technical support and training. In July 1998, we introduced a line of affordable customized personal computers under the "Tidalwave" brand name. Tidalwave computers contain hardware components and software from only the most well respected computer and software manufactures such as Intel, Diamond, Microsoft, Western Digital, etc., and all Tidalwave computers are Y2K compliant as only the most up to date parts are used. Besides our line of "Tidalwave" computers, we sell other name brand computers, peripherals, software and computer supplies from manufactures such as AST, APC, Digital, Intuit, Microsoft, NEC, Toshiba, Tripp Lite and many more. All products are sold over the Company's corporate Internet web-site http://www.tidalwavepc.com.

In December 1998 the Company became an associate of Amazon.com and an affiliate of Beyond.com. This allowed the Company to market product offered from both Amazon.com and Beyond.com on it corporate web-site. Some products the Company is able to offer though it's respective association and affiliation are books, videos, software, and more.
In addition, the Company currently offers computer products and services as well as Internet products and services over its corporate web-site. The products offered are products that the company offers though joint venture agreements that the Company entered into in April and March 1999 with Cyberlinkcom Corp. and Micro Doctor, Inc. The Company's joint venture with Cyberlinkcom Corp. allowed it to market Internet products and services such as web hosting, web design, web promotions, free e-mail, Internet access, and more. The Company's joint venture with Micro Doctor, Inc. allowed the Company's customers to a wider variety of personal and business solutions when customizing their own Tidalwave Computers over the Internet. This was possible when the Company was able to link it's corporate web-site to Micro Doctor, Inc.'s fully interactive e-commerce corporate web-site.

In the second quarter of 1999 the Company was looking to change directions in its Internet focus and general course of business. In April 1999 the Company began talks with several mortgage and mortgage service companies, as the company decided that it would like to begin marketing mortgage and mortgage services over the Internet. In June
1999, the Company acquired 4.9% of Citizens Title Services,
Inc. a fully automated title insurance agent in Florida.
The Company feels this acquisition is an important step in the Company's future direction.

Results of Operations

                        Fiscal Year Ended March 31        April 23(Inception)
                           1999           1998            to March 31, 1997

Gross Revenues          $  7,526        $44,360           $74,047
Cost of Revenues           5,352         41,678            73,001
Gross Profit               2,174          2,682             1,046
Selling & Administration 382,078         46,095            13,537
Depreciation                 265            265               265
Income (Loss) from
Operations              (380,169)       (43,678)           12,690
Other Income
Interest                   2,250            317-
Commissions                                                    28

Our revenues decreased 83% in 1999 and 40% in 1998. Computer sales decreased from 32 systems in 1997 to 22 systems in 1998 and 3 systems in 1999. Our gross margins increased, however, from 1.4% in 1997 to 29% in 1999. The decrease in revenues and increase in gross margins reflects the focus away from low margin computer hardware and software products in 1997 and part of 1998 to selling higher margin technical computer services in 1998 and 1999. Although our gross margins improved during 1999, the computer industry became very highly competitive. As a result, sales suffered during 1999 as our focus was again shifted from providing technical computer services and selling computer products to aggressively seeking potential acquisitions for financing and future expansion in noncomputer related industries (see Future Outlook).

Selling and Administration

Selling and administration expenses increased 725% in 1999 and 242% in 1998. The increase in 1999 was primarily due to
1) hiring a marketing and public relations company to increase exposure to public markets at a cost of $99,750(agreement expired April 1999 but was replaced by a similar agreement with another public relations company expiring October, 1999) and 2) development and maintenance of our website at a cost of $6,900 and 3) hiring a finance and management consultant to seek investors and potential acquisitions as well as provide assistance in financial and management matters at a cost of $245,700. The increase in 1998 was primarily due to management consulting fees incurred of approximately $27,000.

Cash flow deficiencies from operations in 1999 continued to be financed by common stock issuances and loans similar to that in 1998. Cash received from common stock amounted to $21,925 and $35,000 during 1998 and 199 respectively. Although our auditor included an explanatory paragraph about our ability to continue as a going concern in our audited financial statements, we believe we can overcome his concerns. Our consultant continues to seek investors and in April 1999, an additional $6,000 was received from common stock issuances. At the same time our consultant continues to seek out potential mortgage related acquisitions or possible joint ventures. Our becoming an "associate" of Amazon.com and an "affiliate" of Beyond.com are new and we have not yet had a chance to market these services to our customers to our full potential. As is true with our newly signed joint venture agreements with Cyberlinkcom Corp. and Micro Doctor, Inc. The Company has also not had a chance to market the services that it can now offer through its recent 4.9% acquisition in Citizen's Title Services, Inc. We also believe that our auditor's concerns will be overcome as explained in the next section.

Future Outlook

The computer hardware and software industry became very price competitive and profits started to diminish. Market research conducted during the first quarter of 1999 concluded that the Internet should remain our primary medium for conducting business but that the computer hardware and software industry was not where the Company's focus should be. The computer products and services and Internet products and services resale business will remain intact through our agreement with Cyberlinkcom Corp. and Micro Doctor, Inc. but may eventually be sold.

In June 1999, we acquired 4.9% of Citizen's Title Services, Inc. In July, 1999 we signed a letter of intent with Citizen's Title Services, Inc. to acquire an additional 20.1% and feel that we will sign a definitive purchase agreement by the end of September, 1999. By December, 1999, we plan on acquiring a minimum of an additional 5% in Citizen's Title Services, Inc. to bring our holdings to at least 40%. Citizen's Title Services, Inc. did over $100 million dollars in loan closing in 1998. To date, negotiations are still continuing with several mortgage and mortgage services companies to be part of our Company. The Company feels confident that it will sign a letter of intent with one of these companies within the next 60 days, which
will soon to be followed by a purchase agreement.   With
planned acquisitions through the issuance of common stock and strategic alliances with other mortgage origination and mortgage service companies, we are optimistic that our Company will be profitable in the near future.

Item 3.     Description of Property

     The Company presently shares office space with a company owned by Eric Anderson a stockholder, located at 1831 NE 45th Street, Fort Lauderdale, Florida 33308. The office is exclusively executive offices for businesses. No rent is being charged to the Company. The Company anticipates moving from this space within the next 30-90 days at which time it will move its headquarters to a leased space in Coral Springs, Florida.

Item 4.Security Ownership of Certain Beneficial Owners and
Management

     The following table sets forth certain information as of July 22, 1999 regarding the beneficial ownership of all of the Company's outstanding common stock, par value $.001 per share (the "Common Stock"), including such ownership by:
(i) each of the stockholders of the Company who own more than five (5%) percent of the outstanding shares of Common Stock; (ii) each director of the Company; and (iii) all directors and executive officers of the Company as a group. As of July 22, 1999, there were 21,872,198 shares of Common Stock outstanding.

Name and Address of     Amount and Nature
Beneficial Owner (1)    of Beneficial Ownership (2)   Percent of Class
--------------------    ---------------------------   ----------------
Internet TV
Connector Corp.         2,370,515 Common Shares       10.84% Common Shares
Leon Kline              1,145,948 Common Shares        5.24% Common Shares
All directors and
executive officers as
a group (2 persons)     1,145,948 Common shares        5.24% Common Shares

(1) The address of each person and entity named in the above table is c/o the Company, 1831 NE 45th Street, Fort
Lauderdale, Florida 33308

(2) The persons and entities named in this table have sole voting and investment power with respect to all shares of common stock reflected as beneficially owned by each.

Item 5.     Directors, Executive Officers, Promoters and
            Control Persons

     Directors, Executive Officers, Promoters and Control
Persons of the Company and their ages are as follows:

  Name              Age              Position
  -------------                      ---------
  Leon Kline        27               President,Treasurer,
                                     Chief Executive Officer
                                     and Director
  James Baker       49               Vice President and
                                     Secretary

     All officers and directors listed above will remain in office until the next annual meeting of the stockholders, and until their successors have been duly elected and qualified. There are no agreements with respect to the election of Directors. The Company has not compensated its Directors for service on the Board of Directors, any committee thereof, or reimbursed for expenses incurred for attendance at meetings of the Board of Directors and/or any committee of the Board of Directors. Officers are appointed annually by the Board of Directors and each Executive Officer serves at the discretion of the Board of Directors.

The Company does not have any standing committees.  The
Board of Directors may in the future determine to pay
Director's fees and reimburse Directors for expenses related to their activities.

     None of the Officers and/or Directors of the Company have filed any bankruptcy petition, been convicted of or been the subject of any criminal proceedings or the subject of any order, judgment or decree involving the violation of any state or federal securities laws within the past five
(5) years.

     The business experience of each of the persons listed above during the past five (5) years is as follows:

1. Leon Kline has been President and Chief Executive Officer of the Company since April 1996. He is responsible for all day to day business operations , including dealing one on one with customers, distributors, manufacturers, attorneys, accounts, public relations and consultants. He has been personally involved in designing the Company's line of tidalwave personal computers, servers and notebooks.

       Prior to his position with Anderson Computers, Mr. Kline was President of Internet TV Connector Corp. (a more than 5% shareholder of the Company) from January 1996 through May 1997. At such position, he created and applied for a United States Patent for a low Internet appliance that allows users to connect to the Internet through their television sets. He also arranged for the first prototype of this Internet TV connector box to be manufactured. His daily responsibilities included the assisting of associates in marketing and meeting with possible clients to promote the Internet TV Connector box and to develop solutions for various applications of the Internet TV Connector Box. From June, 1994 to December 1995, Mr. Kline was an Editor for Blue Chip Newsletter. In his capacity for the newsletter, he developed a risk free formula for buying and selling New York Stock Exchange stocks and created the only daily faxed newsletter that was sent out prior to the New York Stock Exchange market opening.

       Mr. Kline attended American University in Washington, D.C. from 1989 through 1990. Thereafter, he enrolled in Montgomery College in Rockville, Maryland from 1990 through 1991. Finally, he enrolled in Broward Community College, Coconut Creek, Florida from 1994 through 1995.

2. James Baker has been the Vice President and Secretary since June 1, 1999 when the Company appointed Mr. Baker to succeed Ms. Anderson as Vice President and Secretary. Mr. Baker is an attorney. His employment history has included positions as counsel for Statewide Lending Centers Inc., Citizen's Title Services Inc. and National Homebuyers Help Center realty Corp. He was also counsel for Mortgage 2000 Inc./Heritage Corporation of South Florida Inc. where he was instrumental in structuring a corporate buy out of Florida's oldest privately held mortgage bank. Mr. Baker worked as counsel for S&S Ltd., an offshore commercial real estate development company; President of Baker Capital Management Inc. doing business as Market Watch, an investment management firm; Senior trust officer for Bank One Trust Co., N.A. in Columbus, Ohio; and staff attorney for Cory, Leonard, Witter and Cheny, an insurance defense law firm. Mr. Baker obtained his law degree from Western State University School of Law located in San Diego, California in 1982 and his Bachelor of Arts degree from Ohio State University in 1977.

Item 6.     Executive Compensation

Summary Compensation Table

     The following sets forth the compensation paid by the Company for services rendered by Officers and Directors of the Company:

Name and Principal            Year                   Annual Salary (1)
   Position
------------------            ----                   -----------------

Leon Kline                    1997 and 1998          None
President/Chief Executive
Officer/Director
James Baker                        -                   -
Barbara Anderson              1997 and 1998          None

1. The Company has not entered into any employment agreements with any officer or director of the Company. The
Company does intend to enter into employment agreements with the officers of the Company upon the successful completion of agreements to purchase other companies.

Item 7.     Certain Relationships and Related Transactions

     The Company presently leases space from Eric Anderson, a Company shareholder. Such office space located at 1831 NE 45th Street, Fort Lauderdale, Florida 33308 and is used exclusively as executive offices for businesses. No rent is being charged to the Company by Eric Anderson.

Item 8.     Legal Proceedings

     The Company is not presently a party to any litigation of any kind or nature whatsoever, nor to the Company's best knowledge and belief is any litigation threatened or contemplated.

Item 9.     Market for Common Equity and Related Stockholder
            Matters

A. Market Information: The Company's common stock is presently traded on the NASDAQ OTC Electronic Bulletin Board under the symbol "ACPT." The high and low sales prices for each quarter since the Company was accepted for listing on the NASDAQ OTC Electronic Bulletin Board is as follows:

     Fiscal Quarter                     High         Low
     June 30, 1998                      2.2500       0.8750
     September 30, 1998                 2.2500       0.7500
     December 31, 1998                  1.2500       0.2500
     March 31, 1999                     1.0620       0.2000
     June 30, 1999                      1.0720       0.1560

B. Holders: The number of record holders of shares of the Company's common stock as of July 22, 1999 was 337. The aggregate number of shares of the Company's common stock issued and outstanding as of July 22, 1999 was 21,872,198.

C. Dividends: The Company has not paid or declared any dividends upon its shares of common stock since its inception and, by reason of its present financial status and its contemplated financial requirements, it does not contemplate or anticipate paying any dividends upon its shares of common stock in the foreseeable future.

Item 10.   Recent Sales of Unregistered Securities.

     On February 2, 1998, the Company completed a Regulation D, Rule 504 Offering in which it issued 35,000 shares of common stock and 350,000 common stock purchase warrants for an aggregate offering price of $35,000. Each Warrant entitles the holder to one share of Common Stock at a price of $2.00 per common share. The expiration date for the exercise of the warrants is December 31, 1999. To date, no warrants have been exercised.

     On January 21, 1999, the Company entered into an Agreement for Consulting Services with Roburt A. Dumas, Jr. whereby Mr. Dumas agreed to provide corporate finance and management services for the Company. Pursuant to this Agreement, the Company issued 1,050,00 restricted shares from treasury to Mr. Dumas. Such shares are "restricted" in accordance with Rule 144 of the Securities Act.

     On March 2, 1999, the Company agreed to issue 25,000 restricted shares from treasury to Richard I. Anslow, Esq.
for services rendered in connection with the preparation of this Form 10-SB. Such shares are restricted in accordance with Rule 144 of the Securities Act.

     On March 25, 1999, the Company executed an agreement with Micro Doctor, Inc. ("Micro Doctor") whereby Micro Doctor agreed to exclusively sell the Company's tidalwave computer systems along with other equipment such as software, monitors, printers and accessories. In accordance with the terms of the Agreement, the Company issued 203,314 restricted shares to Micro Doctor for its agreement to exclusively sell the Copmpany's tidalwave computers. Such shares are "restricted" in accordance with Rule 144 of the Securities Act.

     On April 7, 1999, the Company entered into a joint venture agreement with CyberlinkCom Corp., a Virginia Corporation. Pursuant to the terms of this agreement both parties agreed to work together in the sale of CyberlinkCom. Corp. computer related products and services. Pursuant to the joint venture agreement, the Company issued 25,800 restricted shares from treasury to CyberlinkCom. Corp. Such shares are "restricted" in accordance with Rule 144 of the 1933 Securities Act.

     The following sets forth sales of the Company's unregistered treasury shares between March, 1999 and June
1999. Such shares are restricted for a one (1) year period from the date of purchase in accordance with Rule 144 of the Securities Act:

                 >
  2/15/99     Panfilo Pace                 20,000 shares at $.25/share
  2/16/99     Michelle Folsom              21,284 shares at $.25/share
  3/25/99     John Romano                  10,000 shares at $0.15/share
  3/26/99     Charles Creighton             6,667 shares at $0.15/share
  3/31/99     Santos Rivera               140,000 shares at $0.15/share
  3/31/99     James Miller                  3,333 shares at$0.15/share;
  4/1/99      Antonio Santos               10,000 shares a $0.15/share
  4/19/99     James Scarfo                 10,000 shares at $0.15/share;
  5/7/99      Antonio Santos                4,000 shares at .25/share
  5/7/99      Hal Howard                    2,000 shares at .25/share
  5/7/99      Charles Creighton             4,000 shares at .25/share
  5/7/99      James Miller                  6,000 shares at .25/share
  5/7/99      Joann DelGuercio              2,000 shares at .25/share
  5/18/99     Kenneth L. Folsom             4,800 shares at .25/share
  5/19/99     Richard Franklin              4,000 shares at .25/share
  5/20/99     Arline H. Gales               6,000 shares at .25/share
  5/20/99     Charles N. Simmons            4,000 shares at .25/share
  6/1/99      Santos A Rivera             125,000 shares at .20/share

   For each of the above transactions, the Company relied upon the exemption from registration under the Securities
Act of 1933, as amended, as provided by Section 4(2) of the Act or Rule 504 of Regulation D.

Item 11.     Description of Securities
             Authorized and Outstanding Capital Stock

     The Company's authorized capital stock consists of 100,000,000 shares of common stock, $.001 par value. As of July 22, 1999, 21,872,198 shares of common stock were issued and outstanding.

     Each share of common stock entitles the holder to one
(1) vote on all matters submitted to a vote of the stockholders. The common stock does not have cumulative voting rights, which means that the holders of a majority of the outstanding shares of common stock voting for the election of directors can elect all members of the Board of Directors. A majority vote is also sufficient for other actions that require the vote or concurrence of stockholders except in cases in which more than a simple majority is required by law. Holders of common stock are entitled to receive dividends, when, as and if declared by the Board of Directors, in its discretion, from funds legally available therefore. Holders of shares of common stock are entitled to share, on a ratable basis, such dividends as may be declared by the Board of Directors out of funds, legally available therefor. Upon liquidation, dissolution or winding up of the Company, after payment to creditors, the holders of common stock are entitled to share ratably in the assets of the Company, if any, legally available of distribution to common stockholders of the Company. The Bylaws of the Company require that only a majority of the issued and outstanding shares of common stock of the Company need be represented to constitute a quorum and to transact business at a stockholders' meeting.

     The common stock has no preemptive rights or no subscription, redemption or conversion privileges. All of the outstanding shares of common stock are fully paid and nonassessable.

     The Company's Board of Directors has total discretion as to the issuance and the determination of the rights and privileges of any shares of common stock which may be issued in the future, which rights and privileges may be detrimental to the rights and privileges of the holders of the existing shares of the Company's common stock now issued and outstanding.

Transfer Agent

     The Transfer Agent for Anderson Computers/Tidalwave
Corp. is American Stock Transfer & Trust Company, Inc.
Item 12.     Indemnification of Directors and Officers

     Under Florida law, a director is not personally liable for monetary damages to the corporation or any other person for any statement, vote, decision, or failure to act unless
(i) the director breached or failed to perform his duties as a director, and (ii) a director's breach of, or failure to perform, those duties constitutes (1) a violation of the criminal law, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful; (2) a transaction from which the director derived an improper personal benefit, either directly or indirectly; (3) a circumstance under which an unlawful distribution is made; (4) in a proceeding by or in the right of the corporation or in a proceeding in which the corporation procures a judgment in its favor or by or in the right of a shareholder, conscious disregard for the best interest of the corporation or willful misconduct; or (5) in a proceeding by or in the right of someone other than the corporation or a shareholder, recklessness or an act or omission which was committed in bad faith or with malicious purpose or in a manner exhibiting wanton and willful disregard of human rights, safety, or property. A corporation may purchase and maintain insurance on behalf of any director or officer against any liability asserted against him and incurred by him in his capacity or arising out of his status as such, whether or not the corporation would have the power to indemnify under Florida law.

     The Company's Bylaws limit, to the maximum extent permitted by Florida law, the personal liability of directors and officers for monetary damages for breach of their fiduciary duties as directors and officers. The
Bylaws provide further that the Company shall indemnify to the fullest extent permitted by Florida law any person made a party to any action or proceeding by reason of the fact that such person was a director, officer, employee or agent of the Company. The Bylaws also provide that directors and officers who are entitled to indemnification shall be paid their expenses incurred in connection with any action, suit or proceeding in which such director or officer is made a party by virtue of his being an officer or director of the Company to the maximum extent permitted by Florida law.

Item 13.   Financial Statements

The financial statements for the Company as of March 31, 1999 and March 31, 1998 (audited) have been examined to the extent indicated in reports by Earl M. Cohen, C.P.A., P.A. independent certified public accountants. The aforementioned financial statements are included herein in response to Item 15 of this Form 10-SB.

Item 14.   Changes in and Disagreements with Accountants on
Accounting and Financial Disclosure

     The Company's accountants are Earl M. Cohen, C.P.A., P.A of Boca Raton, Florida. The Company does not presently intend to change accountants. At no time have there been any disagreements with such accountants regarding any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

     The Company dismissed its prior accountants, Durland & Company, Certified Public Accountants, of Palm Beach, Florida on December 31, 1998. Such accountant prepared the Company's audited financial statements for the year ended March 31, 1998 and from April 23, 1996 (inception of the Company) through March 31, 1997. Such accountant's report on the audited financial statements contained a going concern on the Company. Furthermore, the decision to change accountants was approved by the Company's Board of Directors. From the Company's inception through the date of dismissal, there were no disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the former accountant's satisfaction, would have caused it to make reference to the subject matter of the disagreement in connection with its report.

Item 15.     Financial Statements and Exhibits

The following exhibits are filed with this Form 10-SB:

EXHIBIT #          EXHIBIT NAME
---------          -------------------------------------
3(i)               Articles of Incorporation of Anderson
                   Computers/Tidalwave Corp.
3(ii)              First Articles of Amendment to Articles
                   of Incorporation of Anderson
                   Computers/Tidalwave Corp.
3(iii)             Second Articles of Amendment to Articles
                   of Incorporation of Anderson
                   Computers/Tidalwave Corp.
3(iv)              Third Articles of Amendment to Articles
                   of Incorporation of Anderson
                   Computers/Tidalwave Corp.
3(v)               By-Laws of Anderson Computers/Tidalwave
                   Corp.
5                  Opinion of Richard I. Anslow, Esq. of
                   Richard I. Anslow & Associates
10(i)              Letter of Intent between the Company
                   And Citizens Title Services, Inc.
                   Re: 20.1% interest
10(ii)             Purchase Agreement between the Company
                   and Citizens Title Services, Inc.
                   Re: 4.9% interest and letter from
                   Accountant of Citizens Title Services,
                   Inc.
10(iii)            Agreement between Company and Micro
                   Doctor, Inc.
10(iv)             Agreement between Company and
                   CyberLinkCom Corp.
10(v)              Consulting Agreement between Company
                   And Advantage Link Inc.
10(vi)             Agreement between Company and Wall
                   Street Marketing Group
10(vii)            Agreement for Consulting Services
                   Between Company and Robert A. Dumas, Jr.
10(viii)           Agreement between Company and Amazon.com
10(ix)             Agreement between Company and Beyond.com
16                 Letter from former accountant
27                 Financial Date Schedule

SIGNATURES

     In accordance with Section 12 of the Securities
Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                    ANDERSON COMPUTERS/TIDALWAVE CORP.

                    By: /S/ Leon Kline
                    -------------------
                         Leon Kline
                         President, Chief Executive Officer
                         Treasurer and Director

Dated: July 26, 1999

                     POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each director and officer whose signature appears below constitutes and appoints Richard I. Anslow as such person true and lawful attorney-in-fact and agent, with full powers of substitution and re-substitution, for such person in name, place and stead, to sign in any and all amendments (including post-effective amendments) to this Form 10-SB, in any and all capacities, and to file the same, with all exhibits thereto and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto such attorney-in-fact and agent, the full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that such attorney-in-fact and agent, or any of them, may lawfully do or cause to be done by virtue hereof.

In accordance with the requirements of the Securities Act of 1933, this Form 10-SB was sign by the following person in the capacities and on the date stated.

Signature                Title                 Date
/s/ Leon Kline           President, Treasurer  July 26, 1999
--------------           Chief Executive
LEON KLINE               Officer and
                         Director
/s/ James Baker          Vice President and    July 26, 1999
--------------------     Secretary
JAMES BAKER


            ANDERSON COMPUTERS/TIDALWAVE CORP.
                        CONTENTS
                                                   Page
                                                   ----
Independent Auditor's Report                       1
Financial Statements:
Balance Sheets                                     2
Statements of Operations                           3

Statements of Changes in Stockholders' Deficiency  4
Statements of Cash Flows                           5 - 6
Notes to Financial Statements                      7 - 11

             INDEPENDENT AUDITOR'S REPORT

To The Board of Directors
Anderson Computers/Tidalwave Corp.

I have audited the accompanying balance sheet of Anderson Computers/Tidalwave Corp., as of March 31, 1999 and the related statements of operations, changes in stockholders' deficiency and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit. The financial statements of Anderson Computers/Tidalwave Corp. as of March 31, 1998 were audited by other auditors whose report dated August 18, 1998 on those statements included an explanatory paragraph that described the Company's ability to continue as a going concern, as discussed in Note 7 to the financial statements.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Anderson Computers/Tidalwave Corp. as of March
31, 1999, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 7 to the financial statements, the Company has experienced net losses of $433,942 since inception and a working capital deficiency of $126,465 as of March 31, 1999. The Company's financial position and operating results raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters are also described in Note 7. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

May 7, 1999
                 /s/ Earl M. Cohen, C.P.A., P.A.
                 --------------------------------
                     EARL M. COHEN, C.P.A., P.A.

                INDEPENDENT AUDITORS REPORT

TO:    The Board of Directors
       Anderson Computers/Tidalwave Corporation
       Fort Lauderdale, Florida

We have audited the accompanying balance sheets of Anderson
Computers/Tidalwave Corporation, as of March 31, 1998 and
1997 and the related statements of operations, changes in stockholders' deficiency and cash flows for the year ended
March 31, 1998 and from April 23, 1996 (inception) through
March 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Anderson Computers/Tidalwave Corporation as of March 31, 1998 and 1997 and the results of its operations and its cash flows for the year ended March 31, 1998 and from April 23, 1996 (inception) through March 31, 1997 in conformity with generally accepted accounting principles.
The accompanying financial statement have been prepared assuming that the Company will continue as a going concern.

As discussed in Note (8) to the financial statements, the Company has experienced net loses of $43,361 for the year ended march 31, 1998 and $12,662 from April 23, 1996 (inception) through March 31, 1997. The Company's financial position and operating results raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note
(8). The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                       /S/ Durland & Company, CPA's, P.A.
                       ----------------------------------
                           DURLAND & COMPANY, CPA'S, P.A.
Palm Beach, Florida
August 18, 1998

             ANDERSON COMPUTERS/TIDALWAVE CORP.
                    BALANCE SHEETS
                MARCH 31, 1999 AND 1998

                          ASSETS

                                        1999        1998
                                        ----        ----
CURRENT ASSETS
 Cash                                $ 22,125     $ 1,050
 Notes receivable                      13,600      31,750
 Accrued interest receivable              154         154
                                     --------     --------

     Total Current Assets              35,879      32,954

COMPUTER SOFTWARE - NET                    66         331
                                     --------     --------

 TOTAL ASSETS                        $ 35,945     $33,285
                                     --------     --------
                                     --------     --------
        LIABILITIES AND STOCKHOLDERS' DEFICIENCY
CURRENT LIABILITIES
 Accounts payable and accrued        $ 43,378     $24,266
 Due to officer                         7,950       7,950

 Due to related party                 111,017      17,267
                                     --------      -------

     Total Current Liabilities        162,345      49,483

    STOCKHOLDERS' DEFICIENCY         (126,400)    (16,198)
TOTAL LIABILITIES AND STOCKHOLDERS'
 DEFICIENCY                          $ 35,945     $33,285
                                     --------     -------
                                     --------     -------

Read accompanying Notes to Financial Statements.

           ANDERSON COMPUTERS/TIDALWAVE CORP.
              STATEMENTS OF OPERATIONS
         YEARS ENDED MARCH 31, 1999 AND 1998

                                     1999          1998
                                     ----          ----

REVENUES
 Net sales                           $   7,526     $ 32,852
 Net sales - related parties                -           -
11,508

     Total Net Sales                     7,526       44,360
COST OF SALES                            5,352       41,678
                                      --------      -------

GROSS PROFIT                             2,174        2,682
                                      --------      -------
EXPENSES
 Consulting fees                       245,700       27,190
 Marketing and public relations        106,650         -
 Professional fees                      15,958        8,453
 Transfer agent fees                     9,419         -
 Office supplies and expense             2,015        3,349
 Taxes - other                           1,046          462
 Bank charges and credit card fees         815        1,103
 Telephone                                 475          433
 Depreciation expense                      265          265
 Dues and subscriptions                   -             259
 Interest expense                         -           1,846
 Organization expense                     -           3,000
                                       ---------      ------

     Total Operating Expenses          382,343       46,360
                                       ---------     ------

    LOSS FROM OPERATIONS              (380,169)     (43,678)

INTEREST INCOME                          2,250          317
                                       ---------     -------
NET LOSS                             $(377,919)    $(43,361)
                                     ------------  ---------
                                     ------------  ---------

LOSS PER SHARE                       $    (.02)    $ (0.002)
                                     ----------    ---------
                                     ----------    ---------

WEIGHTED AVERAGE NUMBER OF SHARES
 OUTSTANDING                         20,393,794   20,216,153
                                     ----------   ----------
                                     ----------   ----------
Read accompanying Notes to Financial Statements.

          ANDERSON COMPUTERS/TIDALWAVE CORP.
    STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIENCY
           YEARS ENDED MARCH, 1999 AND 1998

                               Common Stock         Additional   Stock
                           Number of     Par        Paid-in      Subscription
                           Shares        Value      Capital      Receivable Deficit  Total
                           ------        -----      -------      ------------------  -----
BALANCE -
MARCH 31,1997              20,040,000   $20,040     $181,960    $(201,000) $(12,662) $(11,662)
 Repayment of stock
  subscription receivable      -         -            -               825      -          825
 Issuance of common stock
  for services                150,000       150        2,850            -      -        3,000
  Issuance of common stock
  for cash                    35,000         35       34,965            -      -       35,000
 Cancellation of notes
  receivable                 (40,000)       (40)    (199,960)     200,000      -          -
 Net loss                       -         -           -            -       (43,361)   (43,361)
                             --------    --------   ----------   ---------  --------   --------

BALANCE -
MARCH 31, 1998            20,185,000     20,185       19,815         (175) (56,023)   (16,198)
 Issuance of common stock
  for services             1,075,000      1,075      244,650        -          -      245,725
 Issuance of common stock
  for cash                   181,284        181       21,744        -         -        21,925
 Repayment of stock
  subscription receivable        -         -           -               67      -           67
 Net loss                        -         -           -           -       (377,919) (377,919)
                           ----------   ----------   --------  ----------  --------- ---------

BALANCE - MARCH 31, 1999   21,441,284    $21,441     $286,209     $  (108)$(433,942)$(126,400)
                           ----------    -------     --------   ---------  ---------  --------
                           ----------    -------     --------   ---------  ---------  --------

Read accompanying Notes to Financial Statements.

            ANDERSON COMPUTERS/TIDALWAVE CORP.
              STATEMENTS OF CASH FLOWS
           YEARS ENDED MARCH 31, 1999 AND 1998

                                              1999        1998
                                              ----        ----
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss                                $(377,919)   $(43,361)
  Adjustments to reconcile net loss
  to net cash used in operating
  activities:
    Depreciation                                265         265
    Issuance of common stock for
    services                                245,725       3,000
    (Increase) decrease in:
     Notes receivable                        18,150     (31,750)
     Accrued interest receivable               -           (154)
    Increase (decrease) in:
     Accounts payable and accrued
     expenses                                19,112      12,466
     Sales tax payable                         -           (156)
                                           --------     ---------
NET CASH USED IN OPERATING ACTIVITIES       (94,667)    (59,690)
                                           ---------    ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Repayment of stock subscription
  receivable                                     67         825
                                           ---------    ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
 Net proceeds from issuance of common
  stock                                      21,925      35,000
 Increase in amount due to related
  party                                      93,750      17,267
                                            ---------   --------
NET CASH PROVIDED BY FINANCING
 ACTIVITIES                                 115,675      52,267
                                            ---------   --------
NET INCREASE (DECREASE) IN CASH              21,075      (6,598)

CASH AND CASH EQUIVALENTS - BEGINNING         1,050       7,648
                                            ---------   --------
CASH AND CASH EQUIVALENTS - ENDING        $  22,125    $  1,050
                                          -----------  ---------
                                          -----------  ---------
Read accompanying Notes to Financial Statements.

                  ANDERSON COMPUTERS/TIDALWAVE CORP.
                 STATEMENTS OF CASH FLOWS (CONTINUED)
                YEARS ENDED MARCH 31, 1999 AND 1998

                                              1999       1998
                                              ----       ----
SUPPLEMENTAL DISCLOSURE OF NONCASH
 INVESTING AND FINANCING ACTIVITIES:
  Issuance of common stock for services    $245,725    $3,000
                                           --------    ------
                                           --------    ------

Read accompanying Notes to Financial Statements.

              ANDERSON COMPUTERS/TIDALWAVE CORP.
                NOTES TO FINANCIAL STATEMENTS
                 MARCH 31, 1999 AND 1998

NOTE 1.     ORGANIZATION
            ------------

          Anderson Computers/Tidalwave Corp. was incorporated on April 23, 1996 under the laws of the State of Florida.
The company operates as a reseller of its customized "Tidalwave" brand and other non "Tidalwave" brand computer products via the Internet. The Company's headquarters is in Fort Lauderdale, Florida.

NOTE 2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
            ------------------------------------------

     Revenue Recognition
     -------------------

     Sales are recognized upon shipment to the customer.

     Computer Software
     -----------------

     Computer software is recorded at cost. Depreciation is computed on the straight line basis using an estimated useful life of three years.

     Syndication Costs
     -----------------

     Costs incurred in raising capital through the issuance of common stock is recorded as a reduction in additional paid-in capital.

     Income Taxes
     -------------

     Deferred income taxes are provided for differences between the basis of assets and liabilities for financial and income tax reporting.
     A valuation allowance is provided against deferred income tax assets in circumstances where management believes recoverability of a portion of the assets is not reasonably assured.

     Loss Per Share
     --------------

     Loss per share is computed by dividing net loss for the year by the weighted average number of shares outstanding.

             ANDERSON COMPUTERS/TIDALWAVE CORP
               NOTES TO FINANCIAL STATEMENTS
                 MARCH 31, 1999 AND  1998

NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
                     (CONTINUED)

     Statement of Cash Flows
     -----------------------

     For purposes of this statement the Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

     Use of Estimates
     -----------------

     Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses.
     Accordingly, actual results could vary from the estimates that were assumed in preparing the financial statements.

     Reclassifications
     -----------------

     Certain amounts for 1998 have been reclassified to conform to the current presentation.

NOTE 3.     COMPUTER SOFTWARE
            -----------------

     Computer software as of March 31, 1999 and 1998 are as follows:


                                    1999        1998
                                    -----       ----

    Cost                           $ 795       $ 795
    Accumulated Depreciation        (729)       (464)
                                   ------      ------

          Total                    $  66       $ 331
                                   ------      ------
                                   ------      ------

NOTE 4.     INCOME TAXES
            ------------

     As of March 31, 1999, the Company has net operating loss carry forwards for income tax purposes of approximately

             ANDERSON COMPUTERS/TIDALWAVE CORP.
              NOTES TO FINANCIAL STATEMENTS
                   MARCH 31, 1999 AND 1998

NOTE 4.     INCOME TAXES (CONTINUED)
            ------------------------

    $434,000 expiring through March 31, 2014, available to offset future taxable income. No deferred tax assets have been recorded due to the Company having no history of profitable operations.

     The Company has not yet filed its federal and state corporate income tax returns for the year ended
     March 31,1998.

NOTE 5.     RELATED PARTY TRANSACTIONS
            --------------------------

     Office Facilities
     -----------------

     The Company shares office space with a company owned by a stockholder. No rent is being charged to the Company.

     Notes Receivable
     ----------------

     Notes receivable represent 12% interest bearing notes due from Internet TV Connector Corp., the majority stockholder. The notes were issued on various dates from February 27 through May 13, 1998 and are due on demand with interest payable monthly.

     Due to Officer
     ---------------

     Due to officer consists of advances made during July and August, 1996 to the Company by its President to purchase computer hardware and software products for resale. These advances are non-interest bearing and are expected to be repaid within the next twelve months.

     Due to Related Party

     The amount due to related party consists of company expenses paid by Internet TV Connector Corp., the majority stockholder. On May 5, 1999, agreement was made to settle $93,750 of the liability through issuance of 125,000 common shares. On May 7, 1999, agreement was made to settle the remaining balance of $17,267 through the issuance of 20,459 common shares.

          ANDERSON COMPUTERS/TIDALWAVE CORP.
            NOTES TO FINANCIAL STATEMENTS
               MARCH 31, 1999 AND 1998

NOTE 6.     CAPITAL STOCK
            -------------

     The Company has authorized 100,000,000 common shares with a par value of $.001 per share. As of March 31, 1999 and 1998, 21,441,284 and 20,185,000 common shares were issued and outstanding, respectively.

     On February 2, 1998, the Company issued a Regulation D, Rule 504 Offering Memorandum providing for the sale of 7000 units for a total consideration of $35,000. Each unit consisted of one share of common stock and fifty common stock purchase warrants. The warrants are not exercisable until July 26, 1998 and may be exercised until July 26, 1999 at an exercise price of $2.00 per share. The exercise date was extended to December 31, 1999 through a resolution of a meeting of directors and stockholders dated January 26, 1999. The effect of the assumed exercise of the warrants on loss per share for the years ended March 31, 1999 and 1998 were anti-dilutive, therefore, no diluted loss per share has been presented on the statements of operations. All units offered under the Offering Memorandum were sold.

NOTE 7.     GOING CONCERN
            -------------

     The accompanying financial statements have been presented on the basis of the continuation of the Company as a going concern and do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company has incurred operating losses of $433,942 since inception and has a working capital deficit of $126,465 as of March 31, 1999.

    Management is actively seeking investors for additional funds through stock sales and through increasing operating revenues.

          ANDERSON COMPUTERS/TIDALWAVE CORP.
           NOTES TO FINANCIAL STATEMENTS
               MARCH 31, 1999 AND 1998

NOTE 8.     SUBSEQUENT EVENTS
            -----------------

     On April 19, 1999, the Company settled a delinquent account included in accounts payable and accrued expenses totaling $19,566 for $9,800.

     On March 25, 1999, the Company entered into an agreement with a company to sell its "Tidalwave" brand computers. As consideration for entering into this agreement, the Company issued 203,314 common shares on April 12, 1999. Also, as part of this agreement, the Company will receive a license fee based upon a percentage of the net profits of each "Tidalwave" computer sold, and a 10% fee on non "Tidalwave" computer products sold.
     On April 6, 1999, the company entered into an agreement whereby 25,800 common shares were issued in settlement of past due website development and maintenance services of $6,900 (included in accounts payable and accrued expenses) and for future services totaling $6,000. Also, as part of this agreement the Company will receive, for referrals made by the Company, a referral fee.

     During April 1999, 40,000 common shares were issued for a total consideration of $6,000.

EXHIBIT #          EXHIBIT NAME
---------          -------------------------------------
3(i)               Articles of Incorporation of Anderson
                   Computers/Tidalwave Corp.
3(ii)              First Articles of Amendment to Articles
                   of Incorporation of Anderson
                   Computers/Tidalwave Corp.
3(iii)             Second Articles of Amendment to Articles
                   of Incorporation of Anderson
                   Computers/Tidalwave Corp.
3(iv)              Third Articles of Amendment to Articles
                   of Incorporation of Anderson
                   Computers/Tidalwave Corp.
3(v)               By-Laws of Anderson Computers/Tidalwave
                   Corp.
5                  Opinion of Richard I. Anslow, Esq. of
                   Richard I. Anslow & Associates
10(i)              Letter of Intent between the Company
                   And Citizens Title Services, Inc.
                   Re: 20.1% interest
10(ii)             Purchase Agreement between the Company
                   and Citizens Title Services, Inc.
                   Re: 4.9% interest and letter from
                   Accountant of Citizens Title Services,
                   Inc.
10(iii)            Agreement between Company and Micro
                   Doctor, Inc.
10(iv)             Agreement between Company and
                   CyberLinkCom Corp.
10(v)              Consulting Agreement between Company
                   And Advantage Link Inc.
10(vi)             Agreement between Company and Wall
                   Street Marketing Group
10(vii)            Agreement for Consulting Services
                   Between Company and Robert A. Dumas, Jr.
10(viii)           Agreement between Company and Amazon.com
10(ix)             Agreement between Company and Beyond.com
16                 Letter from former accountant
27                 Financial Date Schedule

EXHIBIT 3(i) ARTICLES OF INCORPORATION
---------------------------------------

               ARTICLES OF INCORPORATION
                        OF
             ANDERSON COMPUTERS/TIDALWAVE CORP.

     The undersigned incorporator hereby forms a corporation under Chapter 607 of the laws of the State of Florida.

                   ARTICLE I.  NAME
                   ----------------

     The name of the corporation shall be:
        ANDERSON COMPUTERS/TIDALWAVE CORP.

     The address of the principal office of this corporation shall be 320 plaza Real, Suite 307, Boca Raton, Florida
33432, and the mailing address of the corporation shall be the same.

             ARTICLE II.  NATURE OF BUSINESS
             -------------------------------

     This corporation may engage or transmit in any or all lawful activities or business permitted under the laws of the United States, the State of Florida or any other state, country, territory or nation.

                ARTICLE III. CAPITAL STOCK
                --------------------------

     The maximum number of shares of stock that this corporation is authorized to have outstanding at any one time is 100,000,000 shares of common stock having no par value per share.

              ARTICLE IV.  REGISTERED AGENT
              -----------------------------

     The street address of the initial registered office of the corporation shall be 1201 Hays Street, Tallahassee, Florida 32301, and the name of the initial registered agent of the corporation at that address is Corporation Services
Company.

               ARTICLE V.  TERM OF EXISTENCE
               -----------------------------

     This corporation is to exist perpetually.

                ARTICLE VI.  DIRECTORS
                ----------------------

     All corporate powers shall be exercised by or under the authority of, and the business and affairs to the corporation managed under the direction of its Board of Directors, subject to any limitation set forth in these Articles of Incorporation. This corporation shall have one Director, initially. The name and address if the initial member of the Board of Directors are:

     Eric Anderson      1831 Northeast 45th Street
                        Ft. Lauderdale, Florida 33208

               ARTICLE VII.  INCORPORATOR
               --------------------------

     The name and street address of the incorporator to these Articles of Incorporation:

                   Corporate Agents, Inc.
                   1201 Hays Street
                   Tallahassee, Florida 32301

     The undersigned incorporator has executed these Articles of Incorporation on April 23, 1996.

                            /s/ Deborah D. Skipper
                            ----------------------
                            Incorporator
                            It's Agent, Deborah D.Skipper

          ACCEPTANCE OF REGISTERED AGENT DESIGNATED
                IN ARTICLES OF INCORPORATION
          -----------------------------------------

     Corporation Service Company, a Delaware corporation authorized to transact business in this State, having a business office identical with the registered office of the corporation named above, and having been designated as the Registered Agent in the above and foregoing Articles, is familiar with and accepts the obligations of the position of the Registered Agent under section 607.0505, Florida Statutes.

                    By: /s/ Deborah D. Skipper
                    ---------------------------
                        It's Agent, Deborah D. Skipper
                        Authorized Service Representative
                        Corporation Service Company

EXHIBIT 3(ii) FIRST ARTICLES OF AMENDMENT TO ARTICLES OF
              INCORPORATION
--------------------------------------------------------

                 ARTICLES OF AMENDMENT
                          TO
                ARTICLES OF INCORPORATION

    Pursuant to the provisions of Chapter 607, Florida
Statutes, the undersigned corporation adopts the following articles of amendment to its articles of incorporation.

FIRST:     The name of the corporation is:
           ANDERSON COMPUTERS/TIDALWAVE CORP.

SECOND:    The following amendment to the articles of
incorporation was adopted by the corporation:

    ARTICLE 3 IS HEREBY AMENDED AS FOLLOWS

     CAPITAL STOCK:    The maximum number of shares of stock
                       that this  corporation is authorized
                       to have outstanding at any one time
                       is 20,000,000 shares.
                       15,000,000 are common with a par
                       value of $.001
                       5,000,000 are preferred with a par
                       value of $.001

THIRD:     The amendment was adopted by the Board of
Directors and shareholders on the fourth day of June, 1997.
The number of voted cast by the shareholders was sufficient for approval.

Dated:   June 11, 1997

                   By: /s/ Leon Kline
                   -----------------------
                       LEON KLINE
                       President/Director

EXHIBIT 3(iii) SECOND ARTICLES OF AMENDMENT TO ARTICLES
                OF INCORPORATION
--------------------------------------------------------

                 ARTICLES OF AMENDMENT
                          TO
               ARTICLES OF INCORPORATION

     Pursuant to the provisions of Chapter 607, Florida
Statutes, the undersigned corporation adopts the following articles of amendment to its articles of incorporation.

FIRST:     The name of the corporation is:
           ANDERSON COMPUTERS/TIDALWAVE CORP.

SECOND:    The following amendment to the articles of
incorporation was adopted by the corporation:

           ARTICLE 3 IS HEREBY AMENDED AS FOLLOWS:

           CAPITAL STOCK:  The maximum number of shares of
                           stock that this corporation is
                           authorized to have outstanding at
                           any one time is 100,000,000
                           shares of common stock having
                           $.001 par value per share and
                           5,000,000 shares of preferred
                           stock having .001 par value.

THIRD:     The amendment was adopted by the Board of
Directors and shareholders on the 12th day of May, 1998. The number of voted cast by the shareholders was sufficient for approval.

Dated:   May 15, 1998
                          By: /s/ Leon Kline
                          -------------------
                                  LEON KLINE
                                  President/Director

EXHIBIT 3(iv) THIRD ARTICLES OF AMENDMENT TO ARTICLES
              OF INCORPORATION
-----------------------------------------------------

                 ARTICLES OF AMENDMENT
                          TO
                ARTICLES OF INCORPORATION

     Pursuant to the provisions of Chapter 607, Florida
Statutes, the undersigned corporation adopts the following articles of amendment to its articles of incorporation.

FIRST:     The name of the corporation is:
           ANDERSON COMPUTERS/TIDALWAVE CORP.

SECOND:    The following amendment to the articles of
incorporation was adopted by the corporation:

           ARTICLE 3 IS HEREBY AMENDED AS FOLLOWS:

           CAPITAL STOCK:    The maximum number of shares of
                             stock that this corporation is
                             authorized to have outstanding
                             at any one time is 100,000,000
                             shares of common stock having
                             .001 per share.

THIRD:     The amendment was adopted by the Board of
Directors and shareholders on the 16th day of May, 1998. The number of voted cast by the shareholder was sufficient for approval.

Dated:   May 16, 1999

                       By: /s/ Leon Kline
                       ------------------
                           LEON KLINE
                           President/Director

EXHIBIT 3(v) BY-LAWS
--------------------

                          BYLAWS
                            OF
             ANDERSON COMPUTERS/TIDALWAVE CORP.

                        ARTICLE I
                        ---------
                      SHAREHOLDERS
                      ------------

     1.     SHARE CERTIFICATES.  Certificates evidencing
            -------------------
fully-paid shares of the corporation shall set forth thereon the statements prescribed by Section 607.0625 of the Florida Business Corporation Act ("Business Corporation Act") and by any other applicable provision of law, must be signed, either manually or in facsimile, by any one of the following officers: the President, a Vice President, the Secretary, an Assistant Secretary, the Treasurer, an Assistant Secretary, or by an officer designated by the Board of Directors, and may bear the corporate seal or its facsimile. If the person who signed, either manually or in facsimile, a share certificate no longer holds office when the certificate is issued, the certificate is nevertheless valid.

     2.     FRACTIONAL SHARES OR SCRIP.  The corporation
            ---------------------------
may: issue fractions of a share or pay in money the fair value of fractions of share: make arrangements, or provide reasonable opportunity, for any person entitled to or holding a fractional interest in a share to sell such fractional interest or to purchase such additional fractional interests as may be necessary to acquire a full share; and issue scrip in registered or bearer form, over the manual or facsimile signature of an officer of the corporation or its agent, entitling the holder to receive a full share upon surrendering enough scrip to equal a full share. Each certificate representing scrip must be conspicuously labeled "scrip" and must contain the information required by of Section 607.0625 of the Business
Corporation Act. The holder of a fractional share is entitled to exercise the rights of a shareholder, including the right to vote, to receive dividends, and to participate in the assets of the corporation upon liquidation. The holder of scrip is not entitled to any of these rights unless the scrip provides for them. The Board of Directors may authorize the issuance of scrip subject to any condition considered desirable, including (a) that the scrip will become void if not exchanged for full shares before a specified date; and (b) that the shares for which the scrip is exchangeable may be sold and the proceeds paid to the scripholders.

     3.     SHARE TRANSFERS.     Upon compliance with any
            ----------------
provisions restricting the transferability of shares that may be set forth in the articles of incorporation, these Bylaws, or any written agreement in respect thereof, transfers of shares of the corporation shall be made only on the books of the corporation by the registered holder thereof, or by his attorney thereunto authorized by power of attorney duly executed and filed with the Secretary of the corporation, or with a agent or a registrar and on surrender of the certificate or certificates for such shares properly endorsed and the payment of all taxes thereon, if any. Except as may be otherwise provided by law or these Bylaws, the person in whose name shares stand on the books of the corporation shall be deemed the owner thereof for all purposes as regards the corporation; provided that whenever any transfer of shares shall be made for collateral security, and not absolutely, such fact, if known to the Secretary of the corporation shall be so expressed in the entry of transfer.

     4.     RECORD DATE FOR SHAREHOLDERS.  For the purpose
            -----------------------------
of determining shareholders entitled to notice of or to vote any meeting of shareholders to demand a special meeting, or to take any other action, the Board of Directors, of the corporation may fix a date as the record date for any such determination of shareholders, such date in any case to be not more than seventy days before the meeting or action requiring such determination of shareholders. A determination of shareholders entitled to notice of or to vote at a shareholders' meeting is effective for any adjournment of the meeting unless the Board of Directors fixes a new record date, which it must do if the meeting is adjourned to a date more than one hundred twenty days (120) days after the date fixed for the original meeting.

     5.     MEANING OF CERTAIN TERMS.  As used herein in
            -------------------------
respect of the right to notice of a meeting of shareholders or a waiver thereof or to participate or vote thereat or to consent or dissent in writing in lieu of a meeting, as the case may be, the term "share" or "shares" or "shareholder" or "shareholders" refers to an outstanding share or shares and to a holder or holders of record of outstanding shares when the corporation is authorized to issue only on a class of shares, and said reference is also intended to include any outstanding share or shares and any holder or holders of record of outstanding shares of any class upon which or upon whom the articles of incorporation confer such rights where there are two or more classes or series of shares or upon whom the Business Corporation Act confers such rights notwithstanding that the articles of incorporation may provide for more than one class or series of shares, one or more of which are limited or denied such rights thereunder.

     6.     SHAREHOLDER  MEETING.
            ---------------------

            -TIME. The annual meeting shall be held on the date fixed from time to time by the directors. A special meeting shall be held on the date fixed from time to time by the directors except when the Business Corporation Act confers the right to call a special meeting upon the shareholders.

          -PLACE. Annual meetings and special meetings shall be held at such place in or out of the State of Florida as the directors shall from time to time fix.

          -CALL. Annual meetings may be called by the directors or the Chairman of the Board of Directors, the Vice Chairman of the Board of Directors, the President , or the Secretary or by an officer instructed by the directors or the President to call the meeting. Special meetings may be called in like manner.

          -NOTICE OR ACTUAL OR CONSTRUCTIVE WAIVER OF NOTICE . The corporation shall notify shareholders of the date, time, and place of each annual and special shareholders' meeting. Such notice shall be no fewer than ten or more than sixty days before the meeting date. Unless the Business Corporation Act or the articles of incorporation require otherwise, notice of an annual meeting need not include a description of the purpose or purposes for which the meeting need not include a description of the purpose or purposes for which the meeting is called. Notice shall be given in the manner provided in Section 607.0141 of the Business Corporation Act, by or at the direction of the President, the Secretary, or the officer or persons calling the meeting. Notice of a special meeting must include a description of the purpose or purposes for which the meeting is called. Unless the Business Corporation Act or the articles of incorporation require otherwise, the corporation is required to give notice only to shareholders entitled to vote at the meeting. A shareholder may waive any notice required by the Business Corporation Act, the articles of incorporation, or the Bylaws before or after the date and time stated in the notice. The waiver must be in writing, be signed by the shareholder entitled to the notice, and be delivered to the corporation for inclusion in the objection to lack of notice or defective notice of the meeting, unless the shareholder at the beginning of the meeting objects to holding the meeting or transacting business at the meeting; or waives objection to consideration of a particular matter at the meeting that is not within the purpose or purposes described in the meeting notice, unless the shareholder objects to considering the matter when it is presented.

          -VOTING LIST FOR MEETING. After fixing a record date for a meeting, the corporation shall prepare an alphabetical list of the names of all its shareholders who are entitled to notice of a shareholders' meeting, arranged by voting group, with the address of and number and class and series, if any of shares held by each shareholder. The shareholders' list must be available for inspection by any shareholder, for a period of ten days prior to the meeting or such sorter time as exists between the record date and the meeting and continuing through the meeting at the corporation's principal office, or at a place identified in the meeting notice in the city where the meeting will be held, or at the office, of the corporation's transfer agent or registrar. A shareholder, his agent or attorney is entitled on written demand to inspect the list subject to the requirements of Section 607.1602(3) of the Business Corporation Act, to copy the list, during regular business hours and at his expense, during the period it is available for inspection. The corporation shall make the shareholders' list available at the meeting, and any shareholder, or his agent or attorney is entitled to inspect the list at any time during the meeting or any adjournment.

          -CONDUCT OF MEETING. Meetings of the shareholders shall be presided over by one of the following officers in the order of seniority and if present and acting - the Chairman of the Board, if any, the Vice Chairman of the Board, if any, the President, a Vice President, if any, or, if none of the foregoing is in office and present and acting, by a chairman to be chosen by the shareholders. The Secretary of the corporation, or his absence, an Assistant Secretary, shall act as secretary of every meeting, but, if neither the Secretary nor an Assistant Secretary is present, the chairman of the meeting shall appoint a secretary of he meeting.

          -PROXY REPRESENTATION. A shareholder may appoint a proxy to vote or otherwise act for him by signing an appointment from, either personally or his attorney-in-fact. An appointment of a proxy is effective when received by the Secretary or other officer or agent authorized to tabulate votes. An appointment is valid for up to eleven months, unless a longer period is expressly provided in the appointment form. An appointment of a proxy is revocable by the shareholder unless the anointment form conspicuously states that it is irrevocable and the appointment is coupled with an interest.

          -SHARES HELD BY NOMINEES. The corporation may establish a procedure by which the beneficial owner of shares that are registered in the name of a nominee is recognized by the corporation as the shareholder. The extent of this recognition may be determined in the procedure.

          -QUORUM . Unless the articles of incorporation or the Business Corporation Act provides otherwise, a majority of the votes entitled to be cast on a matter by a voting a group constitutes a quorum o that voting group for action on that matter. Shares entitled to vote as a separate voting group may take action on a matter at a meeting only if a quorum of those shares exists with respect to that matter. Once a share is represented for any purpose at a meeting, it is deemed present for quorum purposes for the remainder of the meeting and for any adjournment of that meeting unless a new record date is or must be set for that adjourned meeting.

          -VOTING. Directors are elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present. If a quorum exists, action on a matter, other than the election of directors, by a voting group is approved if the votes cast within the voting group favoring the action exceed the votes cast opposing the action, unless the articles of incorporation or the Business Corporation Act requires a greater number of affirmative votes.

          7.  ACTION WITHOUT MEETING.  Unless otherwise
              -----------------------
provided in the articles of incorporation action required or permitted by the provisions of the Business Corporation Act to be taken at an annual or special meeting of shareholders may be taken without a meeting, without prior notice, and without a vote if the action is taken by the holders of outstanding stock of each voting group entitled to vote thereon having not less than the minimum number of votes with respect to each voting group that would be necessary to authorize or take such action at a meeting at which all voting groups and shares entitled to vote hereon were present and voted. In order to be effective the action must be evidenced by one or more written consents describing the action taken , dated and signed by approving shareholders having the requisite number of each voting group entitled to vote thereon, and delivered to the corporation by delivery to its principal office in State of Florida, its principal place of business, the corporate Secretary, or another officer or agent of the corporation having custody of the book in which proceedings of meetings of shareholders are recorded. No written consent shall be effective to take the corporate action referred to therein, unless within sixty days of the date of the earliest dated consent delivered in the manner require by Section 607.0704 of the Business Corporation Act, written consents signed by holders of shares having the number of votes required to take action are delivered to the corporation by delivery as set forth in
Section 607.0704 of the Florida Business Corporation Act. Action under thus paragraph be subject to the requirements of Section 607.0704 of the Business Corporation Act.

                       ARTICLE II

BOARD OF DIRECTORS

     1.  FUNCTIONS GENERALLY - COMPENSATION.  All corporate
         -----------------------------------
powers shall be exercised by or under the authority of, and the business and affairs of the corporation managed under the direction of, a Board of Directors. The Board may fix the compensation of directors.

     2.     QUALIFICATIONS AND NUMBER.  A director need not
            --------------------------
be a shareholder, a citizen of the United States, or a resident of the State of Florida. The initial Board of Directors shall consist of one person, which shall be the number of directors until changed. Thereafter, the number of directors shall not be less than one (1) nor more than ten (10). The number of directors may be fixed or changed from time to time by the shareholders. The number shall never be less than one.

     3.     TERMS AND VACANCIES.  The Terms of the initial
            --------------------
directors of the corporation expire at the first shareholders' meeting at which directors are elected. The terms of all other directors expire at the next annual shareholders' meeting following their election. A decrease in the number of directors does not shorten an incumbent director's term. The term of a director elected to fill a vacancy expires at the next shareholders' meeting at which directors are elected. Despite the expiration of a director's term, the director continues to serve until his successor is elected and qualifies or until there is a decrease in the number of directors. Whenever a vacancy occurs on the Board of Directors, including a vacancy resulting from an increase in the numbers of directors, it may be filled by the affirmative vote of a majority of the remaining directors, through less than a quorum of the Board of Directors, or by the shareholders, unless the articles of incorporation provide otherwise.

     4.     MEETINGS.
            ----------

          -TIME. Meetings shall be held at such time as the Board shall fix, except that the first meeting of a newly elected Board shall be held as soon after its election as the directors may conveniently assemble.

          -PLACE. The Board of Directors may hold regular or special meetings in or out of the State of Florida at such place as shall be fixed by the Board.

          -CALL. No call shall be required for regular meetings for which time and place have been fixed. Special meetings may be called by or at the direction of the Chairman of the Board, if any, the Vice Chairman of the Board, if any, of the President, or of a unanimous decision by all of the directors in office.

          -NOTICE OR ACTUAL OR CONSTRUCTIVE WAIVER. Regular meetings of the Board of Directors may be held without notice of the date, time, place, or purpose of the meeting. Written, or oral, notice of the time and place shall be given for special meetings in sufficient time for the convenient assembly of the directors thereat. The notice of a special meeting need not describe the purpose of the meeting. Notice of a meeting of the Board of Directors need not given to any director who signs a waiver of notice of such meeting and a waiver of any and all objection to the place of the meeting, the time of the meeting, or the manner in which it has been called or convened, except when a director states, at the beginning of the meeting or promptly upon arrival at the meeting, any objection to the transaction of business because the meeting is not lawfully called or convened.

          -QUORUM AND ACTION. A quorum of the Board of Directors consists of a majority of the number of directors prescribed in or fixed in accordance with these Bylaws. If a quorum is present when a vote is taken, the affirmative vote of a unanmious vote of directors present is the act of the Board of Directors. The Board of Directors may permit any or all directors to participate in a regular or special meeting by, or conduct the meeting through use of, any means of communication by which all directors participating may simultaneously hear each other during the meeting. A director participating in a meeting by this means is deemed to be present in person at the meeting.

          -CHAIRMAN OF THE MEETING. Meetings of the Board of Directors shall be presided over by the following directors in the order of seniority and if present and acting the Chairman of the Board, if any, the Vice Chairman of the Board, if any, the President, or ny other director chosen by the Board.

          5.  REMOVAL OF DIRECTORS .  The shareholders may
              ---------------------
remove one or more directors with or without cause pursuant to the provisions of Section 607.0808 of the Business
Corporation Act.

          6.  COMMITTEES.  The Board of Directors by
              -----------
resolution adopted by a majority of the full Board of Directors, may designate from among its members an executive committee and one or more other committees each of which, to the extent provided in such resolution or in the articles of incorporation or the Bylaws, shall have and may exercise all the authority of the Board of Directors, except such authority as may not be delegated under the Business Corporation Act. Each committee may have two or more members, who serve at the pleasure of the Board of Directors. The provisions of Sections 607.082, 607.0823, and 607.0824 of the Business Corporation Act, which govern meetings, notice and waiver of notice, and quorum and voting requirements, apply to committees and their members as well.

          7.   ACTION WITHOUT MEETING.  Action required or
               -----------------------
permitted by the Business Corporation Act to be taken at a Board of Directors' meeting or committee meeting may be taken without a meeting if the action is taken by all members of the Board or of the committee. The action must be evidenced by one or more written consents describing the action taken, signed by each director or committee member. Action taken under this paragraph is effective when the last director signs the consent, unless the consent specifies a different effective date.

                       ARTICLE III
OFFICERS

     The corporation shall have a President, and a Secretary, and such other officers as may be deemed necessary, who may be appointed by the directors. The same individual may simultaneously hold more than one office in the corporation.

     A duly appointed officer may appoint one or more officers or assistant officers is authorized by the Board of Directors.

     Each officer of the corporation has the authority and shall perform the duties prescribed by the Board of Directors or by direction of an officer authorized by the Board of Directors to prescribe the duties of other officers; provided, that the Secretary shall have the responsibility for preparation and custody of minutes of the directors' and shareholders' meetings and for authenticating records of the corporation.

     The Board of Directors may remove any officer at any time with or without cause.

                        ARTICLE IV

REGISTERED OFFICE AND AGENT

     The address of the initial registered office of the corporation and the name of the initial registered agent of the corporation are set forth in the original articles of incorporation.

EXHIBIT 5 OPINION OF RICHARD I. ANSLOW, ESQ.
--------------------------------------------

July 26, 1999

Anderson Computers/Tidalwave Corp.
1831 N.E. 45th Street
Fort Lauderdale, Florida 33308

Gentlemen:

You have requested our opinion, as counsel for Anderson Computers/Tidalwave Corp., a Florida corporation (the "Company"), in connection with the amended Form10-SB, under the Securities Act of 1933 (the "Act"), being filed by the Company with the Securities and Exchange Commission.

We have examined such records and documents and made such examination of law as we have deemed relevant in connection with this opinion. It is our opinion that when there has been compliance with the Act, the Shares, when issued, delivered, and paid for, will be fully paid, validly issued and nonassessable.

No opinion is expressed herein as to any laws other than the State of New York, of the United States and the corporate laws of the State of Florida.
We hereby consent to the filing of this opinion as an exhibit to the amended Form 10-SB and to the reference to our firm under the caption "Legal Matters" in the Registration Statement. In so doing, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Act and the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

Very truly yours,
RICHARD I. ANSLOW & ASSOCIATES

By:     /s/ RICHARD I. ANSLOW
-----------------------------
            RICHARD I. ANSLOW

EXHIBIT 10(i) LETTER OF INTENT

            ANDERSON COMPUTERS/TIDALWAVE CORP.
                 1831 N.E. 45TH STREET
             FT. LAUDERDALE, FLORIDA 33308
                     (954) 255-6753

July 9, 1999
Citizens Title Services, Inc.
210 University Dr., #208
Coral Springs, Florida 33071

     RE: Letter of Intent between Anderson Computers/Tidalwave Corp. and Citizens Title Services, Inc.

Dear Mr. Joseph P. Andy:

This letter hereby confirms the intent with respect to the purchase by the undersigned, Anderson Computers/Tidalwave Corp., or any designee thereof, in either case, ("Purchaser") of twenty point one (20.1%) of the issued and outstanding stock ( the "Stock") of Citizens Title Services, Inc. ("Seller"), subject to the terms of a definitive and binding agreement to be negotiated and executed by the parties ( "the Purchase Agreement").

Purchaser proposes to purchase the Stock based on the following terms and conditions:

 .     Purchaser shall tender a combination of its common
stock and/or common stock warrants to the shareholders of the Seller equal in value to twenty point one (20.1%) percent of Sellers common stock in an amount equal to $1,221,245 and based on the following formula. The purchase price of $1,221,245 shall consist of common stock and/or common stock warrants. If reverse split should happen before closing the common stock and/or common stock warrants will be adjusted accordingly. The purchase price will be divided by the average daily trading price of the common stock or Purchaser as it is quoted on the Pink Sheets and/or
OTC Electronic Bulletin Board for the thirty (30) trading day period prior to the closing date herein. By way of example is such average is $0.50, Seller shall receive 2,442,496 shares of warrants of Purchaser. Such shares shall be "restricted" in accordance with Rule 144 or upon the effectiveness of Purchasers registration statement. Mr.
Andy hereby agrees that upon such restriction being removed from the share certificate, he shall not be able to sell more than 100,000 shares per month.

The Purchase Agreement will include other appropriate terms and conditions, including, but no limited to, standard representations and warranties by the parties. The terms of the Purchase Agreement will be negotiated by the parties and their respective legal counsel promptly after signing this letter of intent.

Both parties agree to exert all reasonable efforts to negotiate, execute, execute the Purchase Agreement and close on or before August 15, 1999. Provided that we are negotiating in good faith from the date hereof through August 15, 1999, you will not, during such period, solicit offers for the Stock or assets of Seller or respond to inquiries from, share information with, negotiate with or in any way facilitate inquiries of offers from, third parties who express or have heretofore expressed interest in acquiring the Stock or assets of Seller.

Both parties agree to hold any and all information exchanged or discovered with respect to the parties or the proposed transaction in confidence and not to disclose the same to any third party or to use any such information for any purpose other than the transaction proposed herein all in accordance with the confidentiality and nondisclosure agreement which was fully executed by the parties on N/A, 1999. All parties agree to keep execution of this letter of intent confidential. Further, both parties agree to personally pat their own legal, accounting and other related fees for this transaction.

In making this proposal, both parties understand that neither party, or its respective designee, intends to create any legal right or obligations at this time on the part of either party, except with respect to the "no shop", "confidentiality", and fee provisions contained in this letter. No legal obligation to complete the proposed transaction will be created until execution of the Purchase Agreement (and satisfaction of all contingencies therein) upon approval there by both parties or their respective designees.

Immediately after execution of the Letter of Intent, Seller shall provide Purchaser with the following due diligence:

     1.     Financial Statements for previous two (2) years;
            and

     2.     All Tax Returns for previous two (2) years.

If the foregoing meets with your approval, please sign two copies of this letter and return one to the undersigned.

Very truly yours,
Anderson Computers/Tidalwave Corp.

By: /s/ Leon Kline
--------------------
    Leon Kline, President

ACCEPTED AND AGREED TO
this 19th day of July, 1999

By: /s/ Joseph P. Andy
----------------------
        Joseph P. Andy, President

EXHIBIT 10(ii) PURCHASE AGREEMENT BETWEEN COMPANY AND
        CITIZENS TITLE SERVICES, INC.
------------------------------------------------------

            ANDERSON COMPUTERS/TIDALWAVE CORP.
                 1831 N.E. 45TH STREET
             FT. LAUDERDALE, FLORIDA 33308
                     (954) 255-6753

June 22, 1999

Citizens Title Services, Inc.
210 University Drive, #208
Coral Springs, Florida 33071

     RE: Purchase Agreement between Anderson Computers/Tidalwave Corp. and Citizens Title Services, Inc.

Dear Mr. Joseph P. Andy:

This letter hereby conforms the purchase by the undersigned, Anderson Computers/Tidalwave Corp., or any designee thereof, in either case, ("Purchaser") of four point nine (4.9%) of the issued and outstanding stock ("the Stock") of Citizens Title Services, Inc. ("Seller").

Purchaser purchases the Stock based on the following terms and conditions:

 .     Purchaser shall tender a combination of its common
stock and/or common stock warrants to the shareholders of the Seller equal in value to four point nine (4.9%) percent of Sellers common stock in an amount equal to $297,717 and based on the following formula. The purchase price of $297,717 shall consist of common stock and/or common stock warrants in an amount equal to one fourth (in contemplation of a 4 to 1 reverse split, if reverse split should not happen or a reverse split of another denomination, stock will be adjusted accordingly of the purchase price divided by the average daily trading price of the common stock of Purchaser as it is quoted on the OTC Electronic Bulletin Board for the thirty (30) trading day period prior to the closing date herein. At the signing of this agreement the thirty (30) day average daily trading price is $0.61. Seller shall receive 488,000 shares or warrants of Purchaser. Such shares shall be "restricted" in accordance with Rule 144 or upon the effectiveness of Purchasers registration statement. Mr. Andy hereby agrees that upon such restriction being removed from the share certificate, he shall not be able to sell more than 100,000 shares per month.

Further, both parties agree to personally pay their own legal, accounting and other related fees for this transaction.

If the foregoing meets with your approval, please sign two copies of this letter and return one to the undersigned.

Very truly yours,
Anderson Computers/Tidalwave Corp.

By: /s/ Leon Kline, President
-----------------------------
        Leon Kline, President

ACCEPTED AND AGREED TO
this 22nd day of June, 1999

By: /s/ Joseph P. Andy
-----------------------
        Joseph P. Andy
        President

                    WAYNE HORWITZ
              Certified Public Accountant
               Professional Association

July 21, 1999

Citizens Title Services, Inc.
Mr. Joseph Andy
210 University Drive
Suite 208
Coral Springs, Florida 33071

Dear Joe:

It was a pleasure speaking to you yesterday about Anderson
Computers purchasing a portion of your corporate stock. As per your request, I am providing you with the following financial information:

     Date of Incorporation December 31, 1997
     Began business on January 2, 1998
     For the twelve months ended December 31, 1998
     ---------------------------------------------
        Revenues were $985,220
        Net income was $81,529
        Over 1,100 property closings
        Over $100,000,000 of mortgage insurance coverage
        provided
        Number of employees on December 31, 1998 were eleven
        Total corporate assets as of December 31, 1998 were
        $184,170

     For the six months ended June 30, 1998
     --------------------------------------
        Revenues were $588,518
        Net income was $62,964
        Over 600 property closings
        Over $50,000,000 of mortgage insurance coverage
        Provided
        Number of employees on June 30, 1999 were twelve
        Total corporate assets as of June 30, 1999 were
        $242,220

If I can be further assistance, please do not hesitate to contact me.

Sincerely,
WAYNE HORWITZ, C.P.A., P.A.

/s/ Wayne Horwitz
------------------
Certified Public Accountant

EXHIBIT 10(iii) AGREEMENT BETWEEN COMPANY AND MICRO DOCTOR,
                INC.
-----------------------------------------------------------

           ANDERSON COMPUTERS/TIDALWAVE CORP.
                 1831 N.E. 45th STREET
           FT. LAUDERDALE, FLORIDA  33308
                    (954) 255-6753

March 25, 1999

Micro-Doctor Inc.
4195 Parkman Rd. NW
Warren, Ohio 44481
Attn: Mark Richmond, President

     RE:  Anderson Computers/Tidalwave Corp. with Micro
          Doctor, Inc.

Dear Sir/Madam:

The following hereby sets forth the agreement between Anderson Computers/Tidalwave Corp. ("Anderson") and Micro
Doctor, Inc. ("Micro"):

1. Anderson agrees to issue 203,314 restricted treasury shares of Anderson to Micro to sell Anderson tidalwave computers rather than Micro's brand. Such shares shall be "restricted" for one year in accordance with Rule 144 and will be received within 30 days of the signing of this agreement. The amount of such share issuance will be based upon the amount of Micro computers sold during the last twelve (12) months and the projected number of tidalwave computers sold by Micro over the next twelve (12) months, multiplied by three times the average profit per computer and then divided by the average closing prices of Anderson stock for the last 30 trading days as it is quoted on the NASDAQ OTC Bulletin Board.

2. Micro shall pay Anderson a monthly license fee based on a percentage of the tidalwave computer system(s) (tidalwave computer system is a tidalwave computer(s) along with any additional equipment sold with it such as software, monitor, printer, accessories, etc.) sold by Micro and purchased by Tidalwave clients and customers (existing and new)that contact Micro by web-site, phone, fax, or mail and/or that Micro contacts under the direction of Anderson. The following sets forth the agreed upon percentages to be paid to Anderson for the sale of tidalwave computers by
Micro:

          A. Fifteen (15%) percent of the monthly net profits up to $10,000;
          B.   Twenty (20%) percent of the monthly net
               profits from $10,001 to $25,000;
          C. Twenty-five (25%) of the monthly net profits from $25,001 to $50,000; and
          D. Thirty (30%) of the monthly net profits over $50,000.

For the purpose of this Agreement, the term "net profit" shall mean the price shown on each Micro invoice or sales agreement as "Total Sale", less the cost paid by the Company for the Product sold including the cost of shipping and handling, tax, credit card fees, insurance, any wire transfers.

3. Anderson shall receive a ten (10%) percent "finders fee" on all other business (all other business is any non-tidalwave system PC product(s) such as non-tidalwave notebooks, computers, printers, monitors, software, hard drives, memory, accessories, etc. sold by Micro and purchased by tidalwave clients and customers (existing and new)) generated from Anderson to Micro, by web-site, phone, fax, or mail and/or that Micro contact under the direction of Anderson on a monthly basis up to $25,000 and a twenty
(20%) per4cent "finders fee" over $25,001. All fees owed pursuant to this agreement shall be paid on a monthly basis.

4. Anderson agrees to hyperlink its web-site to Micro's web-site.

5. This agreement shall not be assigned without the prior written consent of both parties to this agreement.

6. All notices, demands and other communications required or permitted to be given hereunder shall be in writing and shall be deemed to have been properly given if delivered by hand or by registered or certified mail, return receipt requested, with postage prepaid, to Seller or Purchaser, as the case may be, at their addresses first above written, or at such other addresses as they may be designate by notice given hereunder.

7. This agreement contains all of the terms agreed upon between Seller and Purchaser with respect to the subject matter hereof. This Agreement has been entered into after full investigation.

8. This agreement may not be altered, amended, changed, modified, waived or terminated in any respect or particular unless the same shall be in writing signed by the party to be bound.

9. This agreement shall be governed by and construed in accordance with the laws of the State of New Jersey.

10. This agreement shall not be considered an offer or an acceptance of an offer by Seller, and shall not be binding upon Seller until executed and delivered by both Seller and Purchaser. Upon such execution and delivery, this agreement shall be binding upon inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors and permitted assigns.
If the foregoing meets with your approval, please sign two copies of this letter and return one to the undersigned.

Very truly yours,
Anderson Computers/Tidalwave Corp.

By:  s/s   Leon Kline
--------------------
           Leon Kline
           President

ACCEPTED AND AGREED TO
this 25th day of March, 1999
Micro Doctor Inc.

By: s/s Mark Richmond
---------------------
        Mark Richmond
        President

EXHIBIT 10(iv) AGREEMENT BETWEEN COMPANY AND CYBERLINKCOM
               CORP.
---------------------------------------------------------

           ANDERSON COMPUTERS/TIDALWAVE CORP.
                 1831 N.E. 45th STREET
            FT. LAUDERDALE, FLORIDA  33308
                     (954) 255-6753

April 7, 1999

CyberLinkCom Corp.
47379 Westwood Place
Sterling, Virginia 20165-2415
Attn: Paul Duplessis, President

     RE:  Joint Venture Agreement between Anderson
          Computers/Tidalwave Corp. and CyberLinkCom Corp.
          ("CyberLinkCom")

Dear Sir/Madam:

The following hereby sets forth the agreement between Anderson Computers/Tidalwave Corp. ("Anderson") and CyberLinkCom Corp. ("CyberLinkCom"):

1. Anderson agrees to issue 25,800 restricted treasury shares of Anderson to CyberLinkCom. Such shares shall be "restricted" for one year in accordance with Rule 144 and will be received within 30 days of the signing of this agreement. These shares are to pay for the outstanding balance of $6,900 which accounts for work performed to Anderson's website for the last 30 months. Anderson will also pay an additional $6,000 to CyberLinkCom in restricted treasury shares so they can maintain a credit balance for work that CyberLinkCom performs on the Anderson website in the future. The amount of shares issued will be based on the past balance and future credit balance total of $12,900 and then divided by the average closing prices of Anderson stock for the last 30 trading days prior to the signing of this Agreement as it is quoted on the NASDAQ OTC Bulletin
Board. CyberLinkCom will continue to send Anderson statements on a periodic basis for accounting purposes, for charges performed to the Anderson site, separate from the remainder of this Agreement. There will be no charge for updating the Anderson web-site for the items forthcoming in this agreement as they will be in the best interest of Anderson and CyberLinkCom.

2. CyberLinkCom shall pay Anderson a monthly referral fee based on a percentage of the total net gross income resulting from sales to customers referred to CyberLinkCom by Anderson. Referrals may be made by linking to CyberLinkComn's web site or by fax, email or phone. The following sets forth the agreed upon percentages to be paid to Anderson for the sale of Internet services and products by CyberLinkCom:

            A. Twenty (20%) percent of the total monthly net gross income up to $10,000;
            B.  Twenty Five (25%) percent of the total
                monthly net gross income from $10,001 to $25,000;
            C. Thirty (30%) of the total monthly net gross income from $25,001 to $50,000.

The above percentages can be reevaluated upon a six month review by both parties. For the purpose of this Agreement, the term "net gross" shall mean the gross income less direct costs incurred by CyberLinkCom for rendering the services or product sold to customers referred by Anderson.

3. This agreement shall not be assigned without the prior written consent of both parties to this agreement.

4. All notices, demands and other communications required or permitted to be given hereunder shall be in writing and shall be deemed to have been properly given if delivered by hand or by registered or certified mail, return receipt requested, with postage prepaid, to Seller or Purchaser, as the case may be, at their addresses first above written, or at such other addresses as they may be designate by notice given hereunder.

5. This agreement contains all of the terms agreed upon between Seller and Purchaser with respect to the subject matter hereof. This Agreement has been entered into after full investigation.

6. This agreement may not be altered, amended, changed, modified, waived or terminated in any respect or particular unless the same shall be in writing signed by the party to be bound.

7. Any disagreement arising out of this agreement will be resolved by arbitration. Both parties agree to use a registered independent Arbitrator in Loudoun County in the Commonwealth of Virginia. The prevailing party shall be entitled to fees and cost incurred in connection with the enforcement of the terms and conditions determined by arbitration.

If the foregoing meets with your approval, please sign two copies of this letter and return one to the undersigned.

Very truly yours,

Anderson Computers/Tidalwave Corp.

By:  s/s   Leon Kline
-----------------------
           Leon Kline
           President

ACCEPTED AND AGREED TO
this 7th day of April, 1999
CyberLinkCom Corp.

By: s/s Paul Duplessis
----------------------
        Paul Duplessis
        President

EXHIBIT 10(v) CONSULTING AGREEMENT BETWEEN COMPANY AND
              ADVANTAGE LINK INC.
------------------------------------------------------

                  ADVANTAGE LINK INC.
                  Consulting Agreement

This AGREEMENT made this 1st day of April, 1999 by and between ANDERSON COMPUTERS/TIDALWAVE CORPORATION
(hereinafter "Client") and ADVANTAGE LINK INC. (hereinafter
"Consultant").

WITNESSETH

In consideration of the mutual promises herein after made by each to the other, Client and Consultant agree as follows:

1.     CONTRACT SERVICES

Client hereby retains Consultant to represent, advise, counsel, and assist Client an corporate development public relations, public appearances and the marketing of client's company. Client additionally hereby retains Consultant to disseminate information from Client to licensed members of the securities industry.

2.     COMPENSATION FOR SERVICES

Client agrees to pay Consultant in the amount of (125,000) one hundred twenty-five thousand non-restricted shares.

3.     PAYMENT OF CONSULTANT'S FEE

Consultant shall be paid in full upon execution of this agreement.

4.     EXPENSES

Consultant is responsible for all expenses in promoting
Client's company.

5.     DISCLAIMER OF LIABILITY

Consultant makes no guarantees to any results including but not limited to trading activity, volume, or stock price with respect to the timing, place, manner or fashion in which consulting services are to be conducted.

6.     NOTICES

All notices hereunder shall be effective if sent by certified mail, postage prepaid to the following addresses:

If to the Consultant:    ADVANTAGE LINK INC.
                         2375 E. Tropicana, Suite 757
                         Las Vegas, NV 89119

If to Client:            Anderson Computers/Tidalwave Corp.
                         12092 Glenmore Drive
                         Coral Springs, FL 33071

7.     ENTIRE AGREEMENT

This Agreement, sets forth the entire agreement between the parties hereto and cannot be amended, modified or changed orally.

8.     FILING

This contract is signed in duplicate. Consultant agrees to deliver one (1) copy to the Client within five (5) days of its execution and retain one (1) copy for their files.

9.     TERM

The term of this Agreement is for six months and shall begin on the day hereof and shall continue until October 1, 1999.

IN WITNESS WHEREOF, the party hereto have hereunder signed their name as hereinafter set forth.

By: /s/ Leon Kline
-------------------
    Leon Kline, CEO
    Anderson Computers/Tidalwave Corp.
    1831 N.E. 45th Street
    Fort Lauderdale, FL 33308
    4/1/99
    ------
    (Date)

EXHIBIT 10(vi) AGREEMENT BETWEEN COMPANY AND WALL STREET
               MARKETING GROUP
--------------------------------------------------------

               WALL STREET MARKETING GROUP
                Representation Agreement

This AGREEMENT made this 29th day of September, 1998 by and between ANDERSON COMPUTERS/TIDALWAVE CORPORATION
(hereinafter "Client") and WALL STREET MARKETING GROUP INC.
(hereinafter "Advisor").

WITNESSETH

In consideration of the mutual promises herein after made by each to the other, Client and Advisor agree as follows:

1.     CONTRACT SERVICES

Client hereby retains Advisor to represent, advise, counsel,
and assist Client in the marketing of client's company.   Client additionally
hereby retains Advisor to represent, advise, counsel and assist Client in public appearances and public relations.

2.     COMPENSATION FOR SERVICES

Client agrees to pay Advisor in the amount of 125,000 non-restricted trading shares of stock.

3.     PAYMENT OF ADVISOR'S FEE

Advisor shall be compensated upon execution of this agreement in full.

4.     EXPENSES

Advisor is responsible for all expenses in promoting
Client's company.

5.     DISCLAIMER OF LIABILITY

Advisor makes no guarantees to any results including but not limited to trading activity, volume, or stock price with respect to the timing, place, manner or fashion in which financial and media relations are to be conducted.

6.     NOTICES

All notices hereunder shall be effective if sent by certified mail, postage prepaid to the following addresses:

If to the Advisor:       WALL STREET MARKETING GROUP, INC.
                         4341 Boardwalk Drive, Suite 108
                         Huntington Beach, CA 92649

If to Client:            Leon Kline
                         Anderson Computers/Tidalwave Corp.
                         12092 Glenmore Drive
                         Coral Springs, FL 33071

7.     ENTIRE AGREEMENT

This Agreement, sets forth the entire agreement between the parties hereto and cannot be amended, modified or changed orally.

8.     FILING

This contract is signed in duplicate. Advisor agrees to deliver one (1) copy to the Client within five (5) days of its execution and retain one (1) copy for their files.

9.     TERM

The term of this Agreement is for six months and shall begin on the day hereof and shall continue until April 1, 1999.
IN WITNESS WHEREOF, the party hereto have hereunder signed their name as hereinafter set forth.

Wall Street Marketing Group Inc.
/s/ Mark Taggatz
-----------------
    Mark Taggatz
    4351 Boardwalk Drive, Suite 108
    Huntington Beach, CA 92649
    Telephone: 714-964-1142
    Fax: 714-625-1433

By: /s/ Leon Kline
-------------------
    Leon Kline, CEO
    Anderson Computers/Tidalwave Corp.
    1831 N.E. 45th Street
    Fort Lauderdale, FL 33308
    Telephone: 954-795-6008

September 29, 1998
------------------
(Date)

EXHIBIT 10(vii) AGREEMENT FOR CONSULTING SERVICES BETWEEN
                COMPANY AND ROBERT A. DUMAS, JR.
---------------------------------------------------------

             AGREEMENT FOR CONSULTING SERVICES

The undersigned, Anderson Computers/Tidalwave Corp.
hereinafter knows as "Client", hereby appoints and authorizes Robert A. Dumas, Jr., as their "Consultant" for corporate finance and management services.

 .     1,050,000 shares of Anderson Computers/Tidalwave Corp.
(ACPT) stock to be issued from treasury. Such shares shall be "restricted" in accordance with Rule 144.

 .     In addition to the above mentioned services, the
Consultant shall receive a Fund Raising Consulting Fee of $30,000 per $100,000 raised, such fee shall be payable at $10,000 per month for a three month period. If Consultant services are no longer needed by Client, Client shall notify Consultant in writing and Client shall pay any fees due Consultant in full for services rendered. If Consultant raises $400,000 or more, Client may give Consultant an additional bonus in stock or cash, this amount will be determined by Client.

 .     All expenses related to services provided.  (Expenses
will be billed at direct cost. Amounts over $100.00 will require prior approval by Client.)
This agreement shall be governed by and construed under the laws of the State of New Jersey, without regard to conflicts of law principals.

This Agreement shall not be binding or become effective until and unless accepted by and signed by Consultant and Client.

/s/ Leon Kline, President                       1/21/99
-------------------------                       --------
Client: Anderson Computers/Tidalwave Corp.      Date

/s/ Robert A Dumas, Jr.                         1/21/99
------------------------                        --------
Consultant: Robert A. Dumas, Jr.

EXHIBIT 10(viii) AGREEMENT BETWEEN COMPANY AND AMAZON.COM
---------------------------------------------------------

From: associates@amazon.com
Sent: Thursday, December 17, 1998 10:01 PM to: pareto@pobox.com
Subject: Amazon.com Associates program - your application approved

Welcome to the Amazon.com Associates program   your
application has been approved. Starting today, you're eligible to earn referral fees from qualifying sales.

Your unique Associates ID is: andersoncomput0d

Linking information is available under the Linking Methods section of the Associates program pages, at:
         Http://www.amazon.com/associates/

We will be responsible for all customer service, including payment processing, ordering, shipping, order status reports and even returns of any kind. If any of your visitors contact you with questions about their orders or using the Amazon.com system, please direct them to our home page at http://www.amazon.com/. The "Need Help?" link at the bottom of our page gives them a list of appropriate contacts here at Amazon.com.

We know from experience that some visitors may write to you with questions and comments about books or music that you already list and those that they think you should feature. You should handle these messages, since you have the freedom to choose which items to recommend.

As a reminder, either the Amazon.com logo or the phrase "In association with Amazon.com" must be prominently displayed somewhere on the sponsoring Web site. A selection of Amazon.com logos is provided on our Web site in the Associates section. Follow the link to "logos and artwork" to find these logos.
     Http://www.amazon.com/exec/obidos/subst/assoc-art.html

Using one of these logos identifies you as an Amazon.com
Associates Program Participant. This tells your visitors not only that books and CDs are for sale on your site, but also that their order is safe with our familiar brand name.
Experience clearly shows that our best-selling associate sites are those that use our brand name very prominently.
The logo or phrase may be linked to the following message, at the Associate's option:

     Amazon.com is please to have (sponsoring Web site name) in the family of Amazon,com associates. We've agreed to ship products and provide Customer services for orders we receive through special links on (sponsoring
Web site name).

     Amazon.com associates list selected books and music in an editorial context that helps you make the right choice. We encourage you to visit (sponsoring Web site name) often to see what new items they've selected for you.

     Thank you for shopping with an Amazon.com associate.

     Sincerely,
     Jeff Bezos
     President
     Amazon.com
     P.S. We guarantee you the same high level customer service you would receive at Amazon.com If you have a questions about an order you've placed, please don't hesitate to contact us.

This exact text may be displayed on the sponsoring Web site at the Associate's option, and is subject to change from time to time at the discretion of Amazon.com.

If you have questions about how to form links or about anyother details regarding the Associates program, we recommend that you look over the FAQ and other helpful information found on our Web site. The URL for going directly to the Associates program page is:
   Http://www.amazon.com/associates/

It's a good idea to visit and bookmark this page for future reference. If you can't find the answer to your question here, please send e-mail to associates@amazon.com with your questions. Thanks again for joining us to bring this new service to your visitors.

Sincerely,
Tom Schonhoff
Amazom.com Associates program
http://www/amazon.com/

EXHIBIT 10(ix) AGREEMENT BETWEEN COMPANY AND BEYOND.COM
-------------------------------------------------------

From: server@www.software.net on behalf of affiliates@beyond.com
Sent: Thursday, December 17, 1998 11:40 AM
To: pareto@pobox.com

Your application has been pre-approved and your unique affiliate number is AF23680. You can insert your unique affiliate number into any Beyond.com URL that you would like to link to and your user's purchases will be tracked immediately.

Here's what you need to do to get started:

1.     Review our Store Tips at
http://www.beyond.com/affiliate/tips.htm for ideas on how to build a successful software store.

2.     Read our Linking Instructions
       (Http://www.beyond.com/affiliate/linking.htm)
       For complete information on how to create your links.

3. Choose one of our graphics or logos to place on your site. You can see the graphics we have available at
       Http://www.beyond.com/affiliate/graphics.htm

4. Use a graphic or logo to create a link, and you are on your way!

You will receive your final authorization via e-mail. You may begin selling software immediately, but until you receive you final authorization, you are not an official participant, and Beyond,com reserves the right to deny your full membership. You should receive final approval within seven days.

Contact Information
Paul Duplessis
pareto@pobox.com
Anderson Computers/Tidalwave Corp.
Webmaster
703-430-3407
47379 Westwood Place
Sterling, VA 20165-2415
US

Payment Information
Paul Duplessis

Cyberlink Communications
Webmaster
Site Information
Site Name: Top Quality Computers at Rock Bottom Prices
Site URL: http://TidalwavePC.com

Site Description:

We sell a full range of brand name notebook and desktop computers and peripherals. We also sell "Tidalwave" notebook and desktop computers at guaranteed lowest prices on the web.

If you have any questions, you may want to visit our frequently Asked Questions (FAQ) page at:
     Http://www.beyond.com/affiliate/faq.htm

for the answer to some of the questions we receive most often.

You can also e-mail us at affiliate@beyond.com, we are happy to help! (Please include your affiliate number within the subject line so that we can easily locate your account.)

Thank you for joining the program. We look forward to working with you!

Best,
Affiliate Program Team
affiliates@beyond.com

EXHIBIT 16 LETTER FROM FORMER ACCOUNTANT
----------------------------------------
                  DURLAND & COMPANY
               CERTIFIED PUBLIC ACCOUNTANTS
                A PROFESSIONAL ASSOCIATION
                340 Royal Palm Way, 3rd Floor
                   Palm Beach, FL 33480
                 Telephone: 561-822-9906
                 Fax: 561-822-9942
17 July 1999

To the Board of Directors
Anderson Computers/Tidalwave Corp.
Ft. Lauderdale, FL

Dear Gentlemen:

This firm was paid in full for its audit of Anderson
Computers/Tidalwave Corp. for the years ended March 31, 1998 and 1997. We have had no disagreements with management regarding accounting principled or policies.

Since we were not afforded an opportunity to review the Form 10 of the Company prior to its filing, and in fact only learned of existence on Friday, July 16, 1999, the Board is instructed that it is not allowed to use our report on the above years at this time. This does not preclude the possibility of such authorization in the future.

/s/ Durland & Company C.P.A's, P.A.
-----------------------------------
Durland & Company, C.P.As, P.A.

EXHIBIT 27 FINANCIAL DATA SCHEDULE
------------------------------------
         ANDERSON COMPUTERS\TIDALWAVE CORP.

THIS SCHEDULE CONTAINS SUMMARY FINANCIAL INFORMATION
EXTRACTED FROM THE MARCH 31, 1999 BALANCE SHEET
AND THE STATEMENTS OF OPERATIONS FOR FISCAL YEAR
ENDED MARCH 31, 1999 AND IS QUALIFIED IN ITS
ENTIRETY BY REFERENCE TO SUCH FINANCIAL STATEMENTS.

[PERIOD-TYPE]                              12-MOS
[FISCAL-YEAR-END]                          MAR-31-1999
[PERIOD-END]                               MAR-31-1999
[CASH]                                          22,125
[SECURITIES]                                         0
[RECEIVABLES]                                   13,754
[ALLOWANCES]                                         0
[INVENTORY]                                          0
[CURRENT-ASSETS]                                35,879
[PP&E]                                             795
[DEPRECIATION]                                     729
[TOTAL-ASSETS]                                  35,945
[CURRENT-LIABILITIES]                          162,345
[BONDS]                                              0
[COMMON]                                        21,441
[PREFERRED-MANDATORY]                                0
[PREFERRED]                                          0
[OTHER-SE]                                    <147,841>
[TOTAL-LIABILITY-AND-EQUITY]                    35,945
[SALES]                                          7,526
[TOTAL-REVENUES]                                 7,526
[CGS]                                            5,352
[TOTAL-COSTS]                                  382,343
[OTHER-EXPENSES]                                     0
[LOSS-PROVISION]                                     0
[INTEREST-EXPENSE]                                   0
[INCOME-PRETAX]                               <377,919>
[INCOME-TAX]                                  <377,919>
[INCOME-CONTINUING]                           <377,919>
[DISCONTINUED]                                       0
[EXTRAORDINARY]                                      0
[CHANGES]                                            0
[NET-INCOME]                                  <377,919>
[EPS-BASIC]                                     0.02
[EPS-DILUTED]                                        0